Exhibit 13.1

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2004 ANNUAL REPORT

At a Glance

*	In accordance with the restated Consolidated Financial Statements for 2001-2003.

At a Glance

Consolidated Balance Sheet (US GAAP)

Euro in thousands	31.12.2004	31.12.2003
Assets
Current assets
Cash and cash equivalents	45,498	45,303
Accounts receivable less allowances of k € 355 (previous year: k € 187)	16,008	9,495
Inventories	35,101	33,011
Other current assets	6,005	7,162
Deferred income taxes – net	2,309	1,427
Total current assets	104,921	96,398

Fixed assets
Goodwill	13,633	12,957
Other intangible assets	4,295	4,558
Property, plant and equipment – net	41,598	43,300
Total fixed assets	59,526	60,815

Other long-term assets
Other non-current assets	5,820	346
Deferred tax assets	4,613	6,153
Total other long-term assets	10,433	6,499

Total assets	174,880	163,712

Liabilities & shareholders’ equity
Current liabilities
Accounts payable	10,769	9,714
Advanced payments from customers	13,529	13,097
Accrued expenses and other current liabilities	12,415	8,423
Convertible bonds	3	3
Deferred revenues	1,845	3,088
Total current liabilities	38,561	34,325

Long-term liabilities
Other long-term liabilities	104	152
Pensions accrual	811	784
Total long-term liabilities	915	936

Total liabilities	39,476	35,261

Minority interests	0	159

Shareholders’ equity
Subscribed capital	64,832	64,832
No. of shares: 64,831,512 (previous year: 64,831,512)
Additional paid-in capital	27,647	27,584
Retained earnings	43,797	36,651
Accumulated other comprehensive income/(loss)	(872)	(775)
Total shareholders’ equity	135,404	128,292

Total liabilities and shareholders’ equity	174,880	163,712

At a Glance

Consolidated Statement of Income (US GAAP)

Euro in thousands, except per share amounts	2004	2003
Sales revenues	140,004	90,402
Cost of sales	89,957	71,983

Gross profit	50,047	18,419

Operating expenses
Selling expenses	17,931	15,731
General administration expenses	13,088	10,775
Research and development costs	20,149	14,222
Other operating income	9,939	3,140
Other operating expenses	721	2,852
Impairment of goodwill	0	2,867
Restructuring charges	0	1,718

Operating income (loss)	8,097	(26,606)

Interest income	786	1,139
Interest expense	2	13

Income (loss) before income taxes	8,881	(25,480)

Provision (benefit) for income taxes	1,787	(7,442)

Net income (loss) before minority interest	7,094	(18,038)

Minority interests	52	200

Net income (loss)	7,146	(17,838)

Net income (loss) per common share	EUR	EUR
Basic	0.11	(0.28)
Diluted	0.11	(0.28)

Weighted average number of shares used in computing per share amounts:
Basic	64,831,512	64,831,512
Diluted	64,856,952	64,831,512

Consolidated Statements of Comprehensive Income (Loss) (Euro in thousands)
Net income (loss)	7,146	(17,838)
Foreign currency translation adjustments	48	(1,870)
Gain (loss) on derivative financial instruments	(145)	1,469

Comprehensive income (loss)	7,049	(18,239)

Consolidated Key Data
Return on sales (%)	5.1	(19.7)
Equity ratio (%)	77.4	78.4

Content

• Letter to the Shareholders	2

• Push your performance	8

• Research and Development	18

• Investor Relations	22

• Supervisory Board Report	24

• Corporate Governance Report	29

• Management Report	39

• Consolidated Financial Statements

Consolidated Balance Sheet	72

Consolidated Statement of Operations	73

Consolidated Statement of Cash Flows	74

Consolidated Statement of Shareholders’ Equity	75

• Segment disclosure	76

• Notes to the Consolidated Financial Statements	77

• Report of Independent Auditors	113

• Contact	114

• Corporate Calender 2005	114

Letter to the Shareholders

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Dear Shareholders, colleagues, and friends of our company,

following the very difficult year we experienced in 2003, I would like to thank all concerned for what has proved to be a very successful year in 2004. Despite the considerable volatility during the year, year on year, our sales revenues rose by 55% and the Company has become profitable again.

The flexible business model we, and our suppliers, have developed over many years, helped us to respond quickly to the rapid rise in demand in the first two quarters of the year and to react promptly to the comparative slow down in the second half of the year. Our own highly skilled team within AIXTRON and that within our supplier base must take great credit for that responsiveness.

As in previous years, the financial performance was again heavily influenced by a continuation in the weakening of the US dollar, relative to the Euro. The continuation of this trend was contrary to the “consistent expert opinion” I quoted in last years’ report, which predicted the weakness of the dollar at that time being corrected by the end of 2004. In fact the US$ finished at $1.364 to the Euro, some 8.1% less favorable than the closing figure the previous year.

To manage the associated business risks, in 2004, we continued our policy of hedging currency exchange risks, thereby protecting ourselves against any further decline over the period of the contract.

Letter to the Shareholders

The percentage of orders designated in US$ received in 2004 was about 77.4% of total system orders received in 2004, compared with 77.0% in 2003. However, the trading currency the majority of our customers deal in remains the US$ and this situation is highly unlikely to change in the foreseeable future.

Last year we reported that our historically largest competitor, Emcore, had been acquired by another larger American Corporation, Veeco, and 2004 was the first full year in which we had competed with this new adversary. I am pleased to report that the knowledge and experience the AIXTRON team has built up over the last 20 years has served us well in meeting this new challenge. I believe that our market position is as strong at the end of 2004 as it has ever been and that a new competitor and the experiences of the last few years have given an added focus to the business, sharpened the AIXTRON teams’ approach to customer service and increased the desire to win more market share for our products.

Clearly the most significant corporate issue in 2004 was the companies’ decision to move to acquire the business of Genus, Inc. by acquiring all issued and outstanding shares. Genus, like AIXTRON, is a gas phase deposition system company, based in Sunnyvale, California, which over the last 27 years, has developed some very competent technology which is both adjacent and very complementary to the technology the companies in the AIXTRON Group have developed over a similar period.

In my last presentation to our shareholders, I emphasized the strategy the Executive Board is pursuing; namely that we will not be distracted from concentrating all of our considerable engineering skills on developing our

Letter to the Shareholders

core competence, gas phase deposition technology, and that we have identified three distinct customer groups who have a well-defined need for such technology and that they in turn are addressing new and exciting emerging end customer applications.

Those three groups consist of:

•	Customers producing Compound Semiconductor devices,

•	Customers serving the Silicon industry and finally

•	Customers delivering Display products.

All of these customer groups have two things in common; they all have tremendous market opportunities and secondly they face huge material engineering challenges to achieve their goals. AIXTRON’s ability to develop highly complex system solutions is one of the essential tools they have to meet those material engineering challenges.

The acquisition of Genus fits very comfortably into that strategy for several reasons:

•	Genus’ CVD (Chemical Vapor Deposition) and ALD (Atomic Layer Deposition) technology is already recognized as a production-proven technology for both Silicon and Storage customers (a new group of customers for AIXTRON).

•	We also believe Genus experience and customer relationships will also assist us in accelerating AIXTRON AVD® (Atomic Vapor Deposition) technology market entry into the Production Equipment arena for the Silicon industry.

Letter to the Shareholders

We did not compete directly with Genus prior to our discussions with their management, but it is very clear that without the two companies merging its technologies, it was highly probable that within a few years the companies would be competing. I strongly believe that by acquiring Genus at this particular time we have an opportunity to guide and coordinate these two technologies towards stronger individual products, complementary applications and common technology solutions.

I have been highly impressed by the quality of the Genus engineering and through the Joint Development Program started in 2004, it is very evident that there is already a strong synergy between the two engineering groups which we believe will even lead to some early technical innovations that we know already will be well received by our customers. However the most significant added value lies in what these two teams can achieve in the medium to long-term, when highly complex and cost efficient material systems become the key enabling manufacturing process for many everyday high-tech products and services.

What AIXTRON brings to the Genus team is a global network of Sales and Support locations. We provide access to technology and collaboration partners and we provide access to arguably one of the most highly skilled and experienced compound deposition engineering groups in the world. Perhaps most importantly, we enable Genus to demonstrate the ‘critical mass’ required to give customers the confidence that they, Genus, can be a long-term strategic

Letter to the Shareholders

partner. This last issue has been a factor in the past for Genus, leading to inconsistent order intake, which in turn has limited their ability to make the long-term developments and investments necessary to sustain their bid to become the major player in their chosen markets. Finally, I believe that the experience AIXTRON has had through the acquisition of Thomas Swan in 1999 will prove to be invaluable to us in managing the integration of Genus into the AIXTRON Group.

Both, in the past and in the future, AIXTRON has and will only ever consider acquisitions as the preferred approach if we believe the transaction will deliver real medium and long-term incremental value to our shareholders. The Executive Board believes that Genus will meet that essential criterion.

In the current year, we still face a range of potentially difficult challenges. The last quarter of last year and the early indications for the first half of 2005 and the predictions that the US$ will continue to weaken should remind us that the market confidence recovery we saw in late 2003 and 2004 is still fragile.

We have a wealth of opportunities to address, that many could envy us for, but we must and will at the same time stay focused on the delivery challenges we have set ourselves for 2005. I believe it will be another tough year and one in which we may still experience some more stormy weather ahead, but I remain convinced we have a remarkable team at AIXTRON and one that will again rise to the challenge.

Letter to the Shareholders

I would like to take this opportunity to thank all of the AIXTRON team, including our employees, their families, customers and suppliers, for their enormous commitment and cooperation. Furthermore I would like to sincerely thank the Supervisory Board for the very valuable support and advice they have provided to the Executive Board throughout the year.

I would like to take this opportunity to, once more, thank our shareholders and investors for their patience and understanding and assure all parties of the full commitment by the Executive Board to create long-term value for all shareholders and stakeholders.

Aachen, March 2005

Paul Hyland
Chairman of the Executive Board

A technology with many possibilities

In 1983, AIXTRON began to develop sophisticated systems for the production of compound semiconductors. These semiconductors provide the basis for a large number of applications in daily life, such as fiber-optic communication networks, mobile data transfer, optical data storage, illumination, signal and lighting technology, and a range of other high-tech applications. Today AIXTRON is the world’s leading provider of systems for manufacturing compound semiconductor materials.

AIXTRON’s leading technologies for gas phase deposition of materials is focused towards three strategic customer market applications: Compound, Silicon and Organic Semiconductor Materials. The Company provides customers with a technology for the manufacture of a wide variety of devices, from LEDs to microprocessors, for customers throughout the world.

AIXTRON has been at the forefront of MOCVD research and development for over 20 years. The Company maintains its competitive edge with its systematic Research, Human Resources, and Collaboration strategy. Scientists from all over the world, particularly from the fields of physics, electrical engineering and other scientific disciplines, are working on the development of processes for manufacturing new materials providing innovative solutions. Some of the products, made on AIXTRON’s equipment, are now ready for the market. . .

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LEDs drive “brilliant” products

Just as blue LEDs are used to light up cell phone keypads and white LEDs are used to light up their display screens, now they are set to make an even bigger impact: Next-generation LEDs are providing a brilliant light source for a new generation of TFT monitors. Conventional Cathode Ray Tube (CRT) displays are quite likely to soon be a thing of the past, generating new business opportunities for one of AIXTRON’s most prominent market areas of interest.

Pocket video projectors which use powerful LED light units are another innovation. New cell phones with LED photo flash, currently making inroads onto the market, have the potential to become a popular trend amongst consumers. One such premium manufacturer of the new, economical yet high-performance LEDs is Lumileds, a world market leader in this technology arena and a long-term customer of AIXTRON.

The huge demand for new LED applications has also led to a greater need for the appropriate equipment for the manufacture of LED epiwafers, especially in Asia. In Taiwan, considered by many to be the most vibrant market for LED manufacturing, Epitech Corp., a leading wafer manufacturer, signed a significant multiple system contract with AIXTRON in 2004 to support their growth plans for the mass production of LEDs.

The manufacturers of deposition equipment are facing new challenges as the technology and the market evolves: The volume output, performance, and quality consistency of LEDs have to be continuously improved to meet the market demands. New equipment, offering increased throughput but lower servicing and cycle times, is a common request from LED manufacturers, and AIXTRON is committed to meet these increasingly challenging demands from its customers.

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The future of the silver disc is blue.

It’s made of polycarbonate, has a diameter of 12 cm and enough room for Beethoven’s 9th Symphony – a first-generation compact disc. However, more and more storage capacity is expected from CDs and DVDs today. The solution comes from a laser beam with a minimal wavelength that can write and read more information. . .

Enter the blue laser. Its spot offers a razor-sharp focal point and has a wavelength of only 405 nanometers. AIXTRON’s epitaxy equipment is capable of creating the Gallium Nitride wafers used to produce these new laser diodes. The manufacturers of the next generation of DVD players are waiting in the wings, and several manufacturers have already chosen AIXTRON equipment for the intended mass production of blue lasers.

Another type of laser, used for communication, is the long wave laser. The laser diode delivers information over great distances via fiber optics. The wafers for long wave laser diodes are produced using the epitaxy method in a similar way to those for blue lasers, and are also produced on AIXTRON’s Planetary Reactor®.

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Electric generator? Yes. Light source? Yes. Screen? Yes. The many talents of OLEDs.

Still a dream of the future: Large-area OLED (Organic Light Emitting Diode) displays that can be rolled up as papyrus scrolls once were. However, AIXTRON is now helping to bring them closer to becoming reality: OVPD® (Organic Vapor Phase Deposition), the OLED technology used by AIXTRON, has produced positive test results amongst its customers in recent months. The systems have been technically qualified and the production process qualification phase for the mass production of devices has been started.

Other applications are also possible with OVPD® technology. For example, solar cells: The German Federal Ministry for the Environment, Nature Conservation and Nuclear Safety is funding a project researching into organic solar cells. The partners are the well known Hahn-Meitner Institute, materials manufacturer Covion Organic Semiconductors, and AIXTRON.

A further area of application is OLED technology for lighting purposes. The OVPD® process is used to apply a deposition layer to a film, and the layer is then illuminated using a low-voltage current. The result is a pleasant light that does not produce any wasteful heat. This lighting medium is being driven forward by “OLLA”, a technology support program that AIXTRON joined in 2004, along with other European organizations.

From AIXTRON’s point of view, OVPD® technology has the potential to supplement or replace traditional technology in the medium to long term. Various cooperative ventures and support programs are helping to boost the development of OLED technology. The prospects for new applications remain promising: The OLED market almost doubled in size in 2004 compared to 2003.

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New materials for ever smaller devices.

The first computers used valves to perform their calculations, but the emergence of transistors effectively shrank the next generation of computers. Today several million transistors fit onto a single silicon chip, the size of a fingernail. However, the continual miniaturization of chips based on conventional silicon materials is approaching the physical limits of the materials used to make them. New types of highly complex materials are needed to advance miniaturization even further. The “decade of materials” has begun.

AIXTRON has risen to the challenges posed by the silicon semiconductor industry. Essential innovative materials can already be produced on AIXTRON’s Tricent® AVD® (Atomic Vapor Deposition) equipment today – materials that leading chip manufacturers have been planning to use for some time.

The need for higher-performance chips is immense. Be they for new PCs, televisions, servers, or cell phones: More efficient devices are required. This results in three main target markets for AIXTRON: Metal and Oxide films for CMOS1 control electrodes, Metal and Oxide films for DRAMs2 and FeRAMs3 (the latter replacing the previous generation of memory technology in cell phones) and deposition technology for Strained Silicon and Silicon Germanium (the process can make the chips up to 30% faster).

In the past, AIXTRON worked primarily with research institutes, but now its partners increasingly come from industry. In the course of its new partnership with the world-renowned Belgian research institute, IMEC, AIXTRON’s development team is working together with key manufacturers from all over the world. Leading chip manufacturers such as ST Microelectronics already have active cooperation agreements with AIXTRON.

[1]	Complementary Metal Oxide Semiconductor

[2]	Dynamic Random Access Memory

[3]	Ferro-electric Random Access Memory

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Research and Development:

For tomorrow’s market trends

Complementing its internal research and development activities, AIXTRON is actively involved in a large number of international research projects. With more than 20 years of experience in the field of complex material deposition, the Company continues to work with renowned international industrial and academic partners to translate the results of research into commercially viable products.

AIXTRON’s Research and Development teams were active across a wide spectrum of academic and industrial fields, including the following projects:

AIXTRON receives the MEDEA+ science award for their contribution to the development of new gate oxides solutions for CMOS applications

In 2004 AIXTRON received an award for outstanding innovative research contributions from the prestigious Microelectronics Development for European Applications (MEDEA+) initiative, a pan-European joint private and public funding program for co-operative research and development in microelectronics. With other renowned institutional and industrial research and development partners, including ST Microelectronics, Air Liquide, LMGP, Epichem, LETI, and Jobin-Yvon, AIXTRON has made major inroads into the development of new gate oxides for sub-65 nm CMOS processes for 300 mm wafer technology, based on the deposition of alternative gate dielectrica as well as gate electrodes. AIXTRON’s Tricent® AVD® technology was used on this project to enable the integration of high-k materials into the planned next generation CMOS devices.

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AIXTRON developing strained silicon technology for nano-electronic applications

As part of the TeSiN project focusing on strained silicon for nano-electronics, funded by the German Federal Ministry of Education and Research (BMBF), AIXTRON and its project partners are developing technology for the next ultra-fast generation of CMOS transistors. Using AIXTRON’s innovative Tricent® AVD® technology, a group of scientists and engineers are targeting new processes to deposit strained silicon and silicon germanium on traditional silicon wafers. The scope of the project is to generate strained silicon layers with enhanced electron transport properties, resulting in faster electronic circuits.

New Hydride Vapor Phase Epitaxy (HVPE) technology for the production of gallium nitride substrates

Funded by the German Federal Ministry of Education and Research (BMBF), this project has the objective to further advance the functional characteristics of LEDs, laser diodes, and gallium nitride-based transistors. While in the past, substrates used for the epitaxial growth of epiwafers, have largely been made from sapphire, an innovative AIXTRON technology called HVPE has the potential to enable substrate manufacturers to produce substrates based on gallium nitride. This new process could significantly improve the physical characteristics of epiwafers (by means of fewer structural defects and enhanced homogeneity). Eventually, this process could contribute to the performance improvements required for new lighting applications, amongst others.

AIXTRON research and development via Hsinchu Science Park in Taiwan

Through its facility in Hsinchu City, Taiwan, AIXTRON has been working on a number of research initiatives in both the compound semiconductor and the silicon semiconductor areas during 2004. Partially funded by the Ministry of Economic Affairs of Taiwan, AIXTRON’s research team is involved in projects including the following:

•	Transfer of nano-technology into the electronic and opto-electronic device production area

•	Production optimization of ferro-electric and high-k oxides

•	Development support for high-speed high power electronic devices for mobile communication

•	Technology and process simulation tools for cost-effective semi-conductor production

•	In-situ process control of MOCVD and correlated statistic process control

•	Optimization and control of LED technology equipment improving both performance and cost

These projects are indicative of AIXTRON’s commitment to joint research and development in one of the world’s most vibrant economies with a highly significant AIXTRON semiconductor customer base.

German Government funds AIXTRON R&D training center in China

Reflecting AIXTRON’s leading-edge reputation in the compound semi-conductor industry, the Company received funding from the German Government to set up research and development centers in Bejing and Hong Kong in China. Within the scope of this project, AIXTRON will focus on the ongoing education of the scientific community in one of the world’s most rapidly growing economies, in the area of opto-electronic applications. Through ongoing technology transfer relationships, AIXTRON is also enhancing its position as a “Global Partner” by supporting those customers who have chosen to move both production and research and development activities into Asia.

German Government funds Organic Solar Cell research project

Within this project, funded by the German Federal Ministry for the Environment, Nature Conservation and Nuclear Safety (BMU), AIXTRON has delivered an OVPD® System to the Berlin-based Hahn-Meitner-Institute (HMI). Together with its partners HMI and Covion Organic Semiconductors GmbH, AIXTRON is collaborating on the research into organic thin film solar cells for industrial applications. Process scalability and low manufacturing cost are as equally important as the device performance, in order to make organic solar cells a commercially viable future technology.

Investor Relations

AIXTRON AG’s securities (FSE: AIX; ISIN DE0005066203; NASDAQ: AIXG; ISIN US0096061041) are listed in the Prime Standard market segment of the Frankfurt Stock Exchange, Frankfurt, Germany, and are included both in the TecDAX index and the MSCI World Index.

Upon completion of AIXTRON’s acquisition of Genus, Inc., Sunnyvale, California, on March 15, 2005, AIXTRON American Depositary Shares (ADS) started trading on the NASDAQ in the United States, under the ticker symbol AIXG.

AIXTRON is committed to provide its stockholders with accurate, timely, and relevant information on all strategic and financial aspects of its business. The Company provides up-to-date information about financial results, strategies, and product and market trends through investor road shows and conferences in many of the world’s important financial centers.

Since the Company’s initial public offering on November 6, 1997, AIXTRON’s share price (+ 43.2%) has outperformed the DAX (+ 11.3% in the same timeframe) and the NASDAQ Composite Index (+ 34.0% in the same timeframe).

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Supervisory Board Report

Supervisory Board Report

In 2004, the Supervisory Board of AIXTRON AG oversaw and monitored the activities of the Executive Board in accordance with the tasks imposed upon it by law and the Company’s Articles of Association.

Topics for the Supervisory Board meetings held on March 5, 2004, May 10, 2004, September 29, 2004, and December 3, 2004 were the state of business, the profitability and development of the Company and its subsidiaries, future business development, financial, personnel and capital expenditure planning, as well as the Company’s risk management.

In addition to these quarterly meetings, the Supervisory Board met on further occasions in fiscal year 2004, focusing on deliberations and resolutions relating to the strategic acquisition of Genus, Inc., Sunnyvale, California, U.S.A. In June 2004, for example, the Supervisory Board resolved to authorize the Executive Board to allow limited due diligence to be performed on AIXTRON AG to enable negotiations on the acquisition of all interests in Genus, Inc. to progress. Following intensive discussions, the Supervisory Board resolved on June 28, 2004 to implement the Executive Board’s suggestion to draw up an “Agreement and Plan of Merger” with Genus, Inc. To enable the acquisition of Genus, Inc., the Executive Board and Supervisory Board resolved in August 2004 to convene an Extraordinary General Meeting on September 30, 2004 to resolve the cancelation of Authorized Capital I and II and the creation of new Authorized Capital I and II.

Supervisory Board Report

As part of the acquisition of Genus, Inc., shareholders of Genus, Inc. will be issued AIXTRON shares in the form of American Depositary Shares that are admitted to trading on NASDAQ in the U.S.A. In the context of the listing on NASDAQ, the Executive Board restated the consolidated financial statements for 2001-2003 to reflect special accounting requirements of the U.S. Securities and Exchange Commission. The amended consolidated financial statements for fiscal years 2001-2003 were re-audited in a supplementary audit and all financial statements received an unqualified audit opinion. After in-depth examination and discussion in the presence of the auditors, the Supervisory Board concurred with the results of the supplementary audit and approved the restated consolidated financial statements for fiscal years 2001-2003.

The Supervisory Board has a Chairmen’s Committee and an Audit Committee. The Chairmen’s Committee closely liases with the Executive Board, advising and supporting it on decisions with regard to technology and business strategy. The Audit Committee primarily deals with matters such as accounting and risk management, auditors’ mandate, identification of auditing areas, auditors’ fee arrangements, while at the same time ensuring the necessary independency of such auditors. In 2004, the Chairmen’s Committee convened for nine meetings, the Audit Committee for four meetings. The Chairmen of the Committees regularly reported to the Supervisory Board with regard to the work performed.

Supervisory Board Report

The Chairman of the Supervisory Board and the respective Chairmen of the Supervisory Board Committees also engaged in conference calls and personal meetings outside the regular Supervisory Board Meetings to keep informed on the Company’s business and commercial activities. The Executive Board provided reports to the Supervisory Board on a monthly basis.

In addition to the consultations regarding the Genus, Inc. acquisition transaction, the Supervisory Board advised the Executive Board on the following important topics, amongst others:

•	Preparation of the Company’s Annual Shareholders’ Meeting of May 11, 2004 including a resolution proposal concerning changes to the Company’s Articles of Association to implement certain recommendations of the German Corporate Governance Code

•	In connection with the Genus acquisition, preparation of the Company’s Extraordinary Shareholders’ Meeting of September 30, 2004 regarding the amendment of the Articles of Association providing for the repeal of the existing authorized share capital I and II and the creation of new authorized share capitals I and II

•	Consultations regarding:

•	Issuance of share options to the members of the Executive Board and AIXTRON employees;

•	Acquisition of the outstanding 10 percent of the ordinary capital of AIXTRON KK, Tokyo, Japan;

•	Acquisition of the outstanding 30.08 percent of the ordinary capital of Epigress AB, Lund, Sweden;

•	Support and consultation with the Executive Board concerning business development opportunities.

Supervisory Board Report

Following the resolution passed at the Company’s Annual Shareholders’ Meeting on May 11, 2004, the Supervisory Board awarded the mandate to audit the annual accounts of both AIXTRON AG and the AIXTRON Group to Deloitte & Touche Wirtschaftprüfungsgesellschaft, Hannover, Germany. The Company’s annual and group accounts for 2004 have been provided with an unqualified audit opinion.

The auditors also reviewed the measures implemented by the Executive Board to detect risks at an early stage and to avoid that such risks would jeopardize the existence of the Company. The auditors have determined that the Management Report of both, the AIXTRON AG and the AIXTRON Group, truthfully reflects the current and future business development of AIXTRON AG and of the AIXTRON Group.

The annual accounts of AIXTRON AG and the AIXTRON Group as of December 31, 2004, as well as the joint Management Report for AIXTRON AG and the AIXTRON Group were submitted to the Supervisory Board for examination. The annual accounts of AIXTRON AG and the AIXTRON Group accounts were both discussed in the Supervisory Board Meeting on March 29, 2005, the auditor being present at that meeting.

Following its own examination, the Supervisory Board had no objections to the auditor’s audit results with regard to the annual accounts of both AIXTRON AG and of the AIXTRON Group and concurred with the auditors’ opinion. The Supervisory Board approved the annual accounts of both AIXTRON AG and of the AIXTRON Group for fiscal year 2004 in a resolution passed on March 30, 2005. The annual financial statements of the Company and the AIXTRON Group are, therefore, adopted.

Supervisory Board Report

The Supervisory Board would like to thank the Executive Board and all employees for their great personal commitment as well as the employee representatives for their constructive cooperation with the Company’s executives. The Supervisory Board would like to also thank AIXTRON’s shareholders for their continuing confidence in the Company.

Aachen, March 2005

Kim Schindelhauer
Chairman of the Supervisory Board

Corporate Governance Report

Joint Corporate Governance Report by the Executive Board and Supervisory Board of AIXTRON AG

AIXTRON is committed to observing the principles of transparent, responsible corporate governance aimed at maximizing value. The Executive Board, Supervisory Board and officers of AIXTRON identify with these principles. AIXTRON considers compliance with corporate governance principles to constitute an important means of instilling confidence on the part of present and future shareholders, creditors, employees, business partners and the public in national and international markets.

AIXTRON’s corporate governance principles are based on the German Corporate Governance Code in the version dated May 21, 2003. The joint declaration of compliance issued by the Executive Board and the Supervisory Board in March 2005 is reproduced below in this report. In addition, AIXTRON’s corporate governance principles as well as the declaration of compliance are published on its corporate website in German and English.

In December 2002, the Executive Board and the Supervisory Board of AIXTRON AG issued their first declaration of compliance pursuant to Section 161 of the German Stock Corporation Act. AIXTRON complied completely with the recommendations of the German Corporate Governance Code in the version dated February 26, 2002.

Corporate Governance Report

The declaration of compliance issued in December 2003, which is based on the recommendations set out in the German Corporate Governance Code in the version dated May 21, 2003, mentioned two exceptions: The disclosures concerning the compensation of the members of the Executive Board as well as the compensation of the members of the Supervisory Board are not individualized in the consolidated financial statements as the reasonableness of the compensation can already be adequately assessed through the disclosure of the overall compensation broken down by fixed and variable components.

In August 2004, the declaration of compliance was complemented by a further deviation in view of the upcoming extraordinary shareholder meeting: The invitation to this shareholder meeting as well as the required reports and documents were, as an exceptional event, not published on the Company’s website or not disseminated in electronic form. Thereby, any risks of a potential violation of foreign capital market and stock exchange rules and regulations were avoided, which could have existed due to generally available publication of information to an unlimited international group of addresses in connection with the signing and the implementation of the Agreement and Plan of Merger between AIXTRON and Genus, Inc.

In the declaration of conformity issued in March 2005, the later exception is not mentioned anymore, since the acquisition of Genus, Inc. was completed in March 2005.

Corporate Governance Report

Shareholders and annual general meeting

At the annual general meeting, shareholders exercise their rights and vote there. Voting rights may be exercised in person, by proxy or by a representative of the Company required to follow the voting instructions issued.

Relationship between the Executive Board and the Supervisory Board

The Executive Board and the Supervisory Board work together closely to further the interests of the AIXTRON Group. For this purpose, the Executive Board consults with the Supervisory Board on the Group’s strategic orientation and briefs it at regular intervals on the progress made in implementing the strategy. In addition, it keeps the Supervisory Board informed of all issues of relevance to the AIXTRON Group in connection with planning, business performance as well as risk exposure and management on a regular, prompt and comprehensive basis. Between meetings, the Supervisory Board is also provided with detailed information on all projects and undertakings that are of particular significance for the Company or require swift decisions. Key business transactions require the Supervisory Board’s approval.

A D&O insurance was taken out for both the Executive Board and the Supervisory Board providing for a suitable deductible.

Corporate Governance Report

The Executive Board

AIXTRON AG’s Executive Board comprised five people in fiscal year 2004 (three persons effective April 1, 2005) and is independently responsible for managing the AIXTRON Group. The members of the Executive Board hold joint management responsibility. At the same time, however, they are obliged to further the Company’s interests and to increase its enterprise value on a sustained basis. The chairman of the Executive Board coordinates the members’ activities.

The Executive Board has adopted a code of conduct in accordance with the Supervisory Board. Members of the Executive Board should, as a general rule, not be older than 65 years. In the case of a first-time appointment to the Executive Board, the maximum possible tenure of five years is not the rule.

The Supervisory Board consults on the compensation system for the Executive Board and reviews it regularly. The compensation for the members of the Executive Board is determined by the Supervisory Board in the light of any remuneration received from other Group companies on the basis of a performance assessment.

The total compensation payable to the Executive Board comprises a fixed basic component determined in accordance with the responsibilities assigned to the member as well as a variable bonus tied to AIXTRON’s profitability.

In addition, stock options are used as a variable compensation component with a long-term incentive effect and risk element.

Corporate Governance Report

The chairman of the Supervisory Board reports on the basic elements of the compensation system and any changes to it at the annual general meeting. The compensation paid to the Executive Board is disclosed in the notes to the consolidated financial statements and broken down by fixed component, performance-tied components and components with a long-term incentive effect.

In the year under review, there were no conflicts of interest which each member of the Executive Board is required to report to the Supervisory Board without delay.

The Supervisory Board

AIXTRON AG’s Supervisory Board comprises six people. The Supervisory Board regularly advises the Executive Board and monitors its activities. It is involved in decisions of key importance for the AIXTRON Group. The Supervisory Board appoints and dismisses the members of the Executive Board and consults with the Executive Board on long-term executive personnel planning. The chairman of the Supervisory Board coordinates the work of the Supervisory Board and presides over its meetings.

The Supervisory Board has adopted a code of conduct. With their individual career backgrounds, the members of the Supervisory Board possess the requisite knowledge, skills and experience.

Corporate Governance Report

In a resolution passed on May 26, 1999, the shareholders amended the Company’s bylaws to provide for compensation for the Supervisory Board to comprise a total fixed component and a variable component. Compensation is payable after the annual financial statements have been approved and adopted. The compensation paid to the members of the Supervisory Board is disclosed in the notes to the consolidated financial statements.

Any conflicts in interests, particularly those liable to arise from a position held in an advisory capacity or on the Executive Board or Supervisory Board of any of the Group’s customers, suppliers, lenders and other business partners, must be disclosed to the Supervisory Board by the member concerned. In the event of any material and sustained conflict of interest on the part of any member of the Supervisory Board, this member is required to step down.

Transparency

In the interest of maximum transparency, the shareholders, all capital market participants, financial analysts, shareholder associations and the media are regularly and promptly informed of the Company’s business performance. Various media including the Internet are used for this purpose. Among other things, the annual and interim reports as well as ad-hoc bulletins and press releases in both German and English are posted on the Company’s website. The regular reporting dates are set out in the financial calendar.

Corporate Governance Report

The Executive Board publishes a notification according to § 25, Section 1 (1) of the German Securities Trading Act immediately upon being informed that a party has exceeded or dropped below the threshold of 5, 10, 25, 50 or 75 percent of AIXTRON AG’s voting rights by acquiring or selling the Company’s shares or through any other action. Three such notifications were published in year 2004.

Risk management

One aspect of corporate governance at AIXTRON concerns suitable responses to risks affecting the Company. A software-based risk management system is employed to identify risks early on and to minimize exposure to them. This system is developed on an ongoing basis and subject to constant enhancement to accommodate changing underlying conditions. Details are set out in the Management Report.

Accounts and auditing

The AIXTRON Group’s accounts are prepared in accordance with US GAAP (Generally Accepted Accounting Principles). The separate parent-company financial statements for AIXTRON AG are prepared in accordance with German GAAP (HGB).

Corporate Governance Report

The auditors are elected by the shareholders at their annual general meeting and retained by the Supervisory Board. In the interests of ensuring the auditors’ independence, the Supervisory Board obtains a declaration ruling out any conflicts of interest or bias. The Supervisory Board enters into an agreement with the auditors providing for the chairman of the Supervisory Board to be informed without delay of any conflicts of interest or partiality arising during the performance of the audit which are not eliminated immediately. In addition, the auditors are required to report without delay on all findings and events of relevance for the Supervisory Board’s duties coming to light during the audit of the annual financial statements.

Aachen, March 2005

For the Supervisory Board of AIXTRON AG	For the Executive Board of AIXTRON AG

Kim Schindelhauer	Paul Hyland
(Chairman)	(Chairman)

Corporate Governance Report

Declaration of Compliance

In accordance with section 161 German Stock Corporation Act (Aktiengesetz), the Executive Board and the Supervisory Board of AIXTRON AG declare:

“The recommendations of the Government Commission of the German Corporate Governance Code (Regierungskommission Deutscher Corporate Governance Kodex) dated 21 May 2003 (hereinafter “Code”) and published by the Federal Ministry of Justice (Bundesministerium der Justiz) in the official section of the electronic Federal Gazette have been and are being complied with, except for the following recommendations:

1.	Individualized reporting of the compensation of the Executive Board (Section 4.2.4)

AIXTRON AG will report the compensation of the members of the Executive Board in the Notes of the Consolidated Financial Statements subdivided according to fixed, performance-related and long-term incentive components, but not individualized. It is AIXTRON AG’s view that an individualized break-down would not provide any relevant additional information for the capital markets.

Corporate Governance Report

2.	Individualized reporting of the compensation of the Supervisory Board (Section 5.4.5 (3))

AIXTRON AG will report the compensation of the members of the Supervisory Board in the Notes of the Consolidated Financial Statements subdivided according to the components, but not individualized. It is AIXTRON AG’s view that an individualized break-down would not provide any relevant additional information for the capital markets.”

Aachen, March 2005

AIXTRON AG

Executive Board	Supervisory Board

Management Report

AIXTRON Aktiengesellschaft, Aachen

This Annual Report contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and you should not place too much reliance on them. Forward-looking statements speak only as of the date they are made, and AIXTRON undertakes no obligation to update any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include those identified under the heading “Risk Factors” and elsewhere in this annual report.

Group Management Report and Management Report for AIXTRON AG for the Financial Year 2004, Ended December 31, 2004

This management report relates to the financial statements of AIXTRON AG and to the consolidated financial statements of AIXTRON AG including the following operating subsidiaries (collectively referred to as “AIXTRON”, “the Company”, or “the AIXTRON Group”): AIXTRON Inc., Atlanta, United States of America; Thomas Swan Scientific Equipment Ltd., Cambridge, United Kingdom;

Management Report

Epigress AB, Lund, Sweden; AIXTRON cshs, Seoul, South Korea; AIXTRON KK, Tokyo, Japan, and AIXTRON Taiwan Co. Ltd., Hsinchu City, Taiwan.

The following presentation relates to both the AIXTRON Group and AIXTRON AG, unless expressly referred to as either the AIXTRON Group or the AIXTRON AG.

Revenue Recovery Fuelled by Global Economy Recovery

Against the backdrop of a recovering global economy, AIXTRON, and its customers, experienced increased demand in a number of device and end user markets in 2004, compared to 2003. As gross domestic products in all of the world’s major economies recovered in 2004 in comparison to 2003, customer confidence and equipment spending rose in many of these markets. However, with most of its sales denominated in US$, the Company’s business in 2004 continued to be affected by the further weakening of the US$/€ exchange rate throughout the year.

Device and End-User Markets Spur AIXTRON’s Business

AIXTRON AG is a specialized equipment supplier for the semiconductor industry and the world’s leading manufacturer of state-of-the-art Metal Organic Chemical Vapor Deposition (MOCVD) equipment for the production of compound semiconductors and other complex materials.

Addressing three strategic customer market applications – Compound, Silicon, and Organic Semiconductor Materials – AIXTRON provides customers with technologies for the manufacture of a wide variety of devices:

End-user markets of the AIXTRON technology:

•	LED lighting, signaling, outdoor giant screens

•	Telecom/Datacom fiber optic and wireless data transmission, networks

•	Consumer electronics CD, DVD, Laser-prints

•	IT Chip: data store DRAM Smartcard

•	IT Chip: data transmission fast electronic, high frequency, mobile telecommunication

•	OLED electricity-saving full color displays

•	Schottky Diode (SiC) robust high-performance electronics

•	Solar cells, satellites

Compound Semiconductors:

•	Light Emitting Diodes (LEDs) for lighting, signalling, and outdoor giant screens

•	Optoelectronic devices such as photo diodes, lasers, or modulators for telecom/datacom applications

•	Laser devices for consumer electronics such as compact disks (CDs), digital versatile disks (DVD), including next generation technology such as High Definition DVD (HD DVD) and for the next generation “Blu-Ray” DVD technology

•	High-frequency devices, such as Hetero Bipolar Transistors (HBTs) and High Electron Mobility Transistors (HEMTs), for wireless datacom applications.

•	Silicon Carbide (SiC)-based Schottky diodes for high-power and high temperature applications

•	Solar cell technology

Silicon Semiconductors:

•	Metal and oxide films for Complementary Metal-Oxide Semiconductors (CMOS) gate stacks used in several logic and memory Integrated Circuits (ICs)

•	Metal and oxide films for capacitor structures as used in Dynamic Random Access Memory (DRAM) and Ferro-Electric Random Access Memory (FeRAM) memory ICs

•	Silicon Germanium (SiGe) and Strained Silicon epitaxial layers for high-performance CMOS logic ICs

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Organic Semiconductors:

•	Organic LEDs (OLEDs) for Flat Panel and Flexible Display applications

•	Organic LEDs for solid state lighting and signage applications

•	Organic transparent thin film solar cells

•	Electronic semiconductor structures (plastic electronics) for applications in Flexible Displays, Radio Frequency Identification Devices (RFID)

The devices that AIXTRON’s customers manufacture, on the Company’s state-of-the-art equipment, are largely destined for end-user markets such as datacom/telecom, consumer electronics, automotive, and for industrial products. Many of these end markets grew in 2004 with the development and commercialization of innovative applications requiring process technologies for complex enabling material solutions – AIXTRON’s core competency.

AIXTRON’s Global Presence

With offices in Aachen and Herzogenrath, Germany; Chicago, USA; Cambridge, United Kingdom; Lund, Sweden; Seoul, South Korea; Tokyo, Japan; Hsinchu City, Taiwan, and Shanghai, China, customers can reach AIXTRON around the clock, seven days a week, wherever they are located. The Company has production sites in Germany (Aachen and Herzogenrath) and in the United Kingdom (Cambridge).

The AIXTRON

“Network of AIXcellence”

Compound Semiconductors Continue to Lead AIXTRON’s Business

AIXTRON’s core compound semiconductor activities led AIXTRON’s 2004 business recovery, with equipment for innovative LED applications constituting a significant portion of the demand for AIXTRON Systems during the year.

Innovative Applications Drive LED Market Demand

Light Emitting Diodes (LEDs) are highly efficient sources of light, that are increasingly used in state-of-the-art lighting, signal technology, and large-scale color displays. LEDs outperform conventional incandescent and fluorescent light sources in many aspects, including high energy efficiency, minimal heat emission, a low operating voltage, lifetime, and compact dimensions. Due to these superior device properties, there has been a growing trend to increasingly utilize LEDs as innovative light sources.

As in previous years, AIXTRON benefited from this trend, with 83 percent of the revenues generated from MOCVD equipment sales in 2004 (excluding services and spare parts) destined for manufacturing LED semiconductor materials, compared to 78 percent in 2003.

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Industry experts continue to predict good medium to long-term growth prospects for the LED market as the number of, and types of, innovative LED solutions continue to grow. Market research company Strategies Unlimited estimates that total sales of High Brightness (HB) LEDs amounted to approximately US$ 3.7 billion in 2004 and predicts the long-term growth for HB LEDs to rise to approximately US$ 7.0 billion in 2009, i.e., a near-doubling of customer end market revenues within the next five years.

An increasing number of manufacturers of Liquid Crystal Displays (LCD) monitors, for electronic notebooks and televisions, are now using LED backlight technology. Today’s modern LED technology, combines the spectrum of Red, Green, and Blue (RGB) LEDs, to produce a true white light, achieving half the thickness and twice the brightness of comparable monitors, with improved color rendering, picture motion control, and less power consumption.

Conventional LCD screens primarily use cathode fluorescent lamps, containing mercury for backlighting, and increasingly, this potentially hazardous material is being replaced by more efficient, safer and brighter LEDs. In 2004, a number of consumer electronics manufacturers, including Sony and Samsung, announced the launch of new television screens and monitors featuring LED-based backlights for improved color reproduction. These announcements reflect the recent improvements in LED brightness and reliability and support the view that high-brightness LEDs will continue to make significant inroads into these key consumer electronics markets.

[GRAPHIC APPEARS HERE]

Source: www.siemens.de

Apart from the trend to utilize LEDs for large-screen LCD backlighting, 2004 was another year of growth for the use of LEDs in mobile telephony applications. While display and keypad backlighting continued to account for the largest share of the wider mobile appliance sector, a new trend in the mobile appliance sector was the launching of mobile phones featuring LEDs for camera photo-flash applications.

Some Early Signs of Recovery in the Datacom/Telecom Market

In 2004, demand for high-performance components such as power amplifiers and high-frequency transistors was largely driven by new wireless end-user products and related new communication services. These new services included multimedia messaging, gaming, and video, and were increasingly delivered via integrated networks, utilizing optical and wireless data transmission technology.

Some analysts had accurately predicted that demand for the optical component market would increase in 2004: Based on estimates by market research firm RHL Inc., the global communication semiconductor market for wide area network (WAN) ICs is forecast to grow at an approximate 9 percent compound annual growth rate through the period 2003 to 2009.

Management Report

Blue Lasers Create Potential for New Equipment Demand in Consumer Opto-Electronics Market

In the consumer opto-electronics market, AIXTRON technology enables the production of components for lasers in Compact Disk (CD) and Digital Versatile Disk (DVD) drives, laser printers, and bar code readers.

In 2004, the market for next-generation DVD technology, using blue lasers, continued to develop. The new 405 nm blue laser technology increases DVD storage capacity from previously 4.7 Gigabyte to 27 Gigabyte and is anticipated to eventually substitute the current red laser technology used in today’s DVDs. As these new generation lasers cannot be produced on the existing systems, used to manufacture traditional red lasers, device manufacturers are expected to ramp up new manufacturing capacity in the forthcoming years, creating new business opportunities for AIXTRON in this area.

Reflecting the general market demand for larger DVD storage sizes, in 2004 a number of electronics firms, including NEC, Toshiba, and Matsushita, announced plans to start manufacturing blue diode lasers in 2005.

The “Blu-ray” gallium nitride laser-based format is expected to be used in Sony’s successor to the current generation of PlayStation games console, as this high capacity format has been identified as a key component of the Company’s future games console products. In addition, in November 2004, Sharp announced the launch of a new “Blu-ray” disc recorder with a combined hard drive recorder.

[GRAPHIC APPEARS HERE]

These actions reflect a continued convergence of the information technology and consumer electronics industries in adopting a common standard for the next generation of optical data storage media.

As digital broadcasting services expand, the demand for recording and storage of high definition video is driving the development of this new enabling laser technology.

In addition to its core compound semiconductors equipment business, AIXTRON made further good progress in 2004 in the development of its emerging Silicon and Display activities, both in the areas of research and development and in the qualification of production systems.

Silicon-Semiconductors: Innovative Material Engineering Enabling Continual Miniaturization

Continual miniaturization, improved data processing capability, increased storage capacity and diminishing chip unit costs have been at the core of the success of the semiconductor industry over the past three decades. In 1965 Gordon Moore, the founder and Chief Technology Officer of Intel, observed an exponential growth in the number of transistors per integrated circuit and accurately predicted that this trend – now commonly known as Moore’s law – would continue.

Management Report

AVD® for next generation memories and CMOS devices

transistor

As semiconductors become smaller and more complex, the industry requires new material deposition solutions.

As a result of the continuous downscaling of devices, the smallest structures have reached atomic dimensions, and efforts to further shrink device sizes have reached the physical limitations of some existing silicon material solutions. Consequently, a trend, in what some have called a “decade of materials”, is emerging in which an increasing number of innovative compound isolators and conductors are expected to be used for manufacturing the next generation of integrated circuits.

Looking beyond the increased use of new materials for isolators and conductors for logic and memory devices, experts have predicted that traditional silicon wafers will be replaced by new complex “engineered substrates”, some of which will include compound semiconductor materials such as gallium arsenide (GaAs) and indium phosphide (InP). This development supports the view of an ongoing convergence of the traditional compound and silicon semiconductor industries and could create further potential business opportunities for AIXTRON.

Set against the background of such fundamental technological and industry changes, AIXTRON is increasingly well positioned to benefit from innovative materials engineering trends in the semiconductor industry.

At the core of AIXTRON’s Silicon business strategy lies its patented Atomic Vapor Deposition (AVD®) technology, a complex material deposition technology based on a pulsed liquid precursor delivery concept and non-contact evaporation. Similar to the Company’s MOCVD technology, used for the production of

Management Report

compound semiconductor material structures, AIXTRON’s AVD® technology enables the deposition of highly complex materials, in a gas phase deposition process, employing the patented AIXTRON TriJet® Vaporizer technology.

A series of recent customer trial results have demonstrated that AIXTRON’s sophisticated AVD® technology can deposit these complex materials in a highly accurate and consistent manner for both high-k dielectric and ferro-electric materials with a very high layer quality and with highly linear atomic precision deposition control, while at the same time, potentially achieving significantly higher and more efficient manufacturing productivity.

Organic Semiconductors: Next Generation Technology Moving towards Commercialization

In addition to developing the silicon-related opportunities in 2004, AIXTRON also made good progress in advancing its Organic Light Emitting Diodes (OLED) system applications, taking its research and development activities in that area closer to a phase of technology commercialization.

OLEDs, based on a technology developed by Kodak in the early 1980s, have the potential to create commercially viable light emitting plastics for, e.g., flexible, high quality displays. When used to produce displays, OLED technology produces self-luminous displays that do not require the backlighting required by

Management Report

[GRAPHIC APPEARS HERE]

today’s technology. These unique properties result in thin, very compact displays. The displays inherently have a wide viewing angle and require very little power in comparison to competing display technologies. OLEDs are already being used in commercial products such as digital cameras or mobile phones and are seen by some experts as the next generation display technology, potentially replacing current display technologies such as LCD (Liquid Crystal Display) and PDP (Plasma Display Panel) and thereby, becoming ‘disruptive technology’.

OLEDs are also anticipated to enable new innovative solutions in applications for lighting and signage in home, large public areas and automotive applications. The inherent advantages of OLEDs are their application as large area diffuse light sources, fast start up, multiple color capability, flexible plastic design potential, transparent, mirror-like or white appearance, potential cost savings, amongst others. Furthermore, OLEDs are considered to be “green” products as they are both energy-efficient and inherently recyclable.

As with compound semiconductors and silicon-based materials, the organic materials used for OLEDs and related devices are deposited in highly complex structures, requiring highly accurate and controlled processes.

Management Report

[GRAPHIC APPEARS HERE]

AIXTRON’s OLED strategy utilizes the innovative Organic Vapor Phase Deposition (OVPD®) technology. In combination with AIXTRON’s Close Coupled Showerhead (CCS) Technology, the Company’s OVPD® equipment offers many advantages over conventional OLED deposition techniques, including higher deposition rates, homogeneity as well as high reproducibility and reliability.

While Vacuum Thermal Evaporation (VTE) became the established technology for early OLED devices, AIXTRON believes that OVPD® technology has the potential to complement or even eventually replace VTE due to its superior process capabilities and the potential to reduce manufacturing costs in an analogy to the success of MOCVD over MBE in compound semiconductor business during the late 1980s to early 1990s. AIXTRON expects that, in addition to OLEDs for displays, lighting and signage, both organic thin film solar cells and plastic electronics may in the future be developed and manufactured on this technology platform.

Management Report

Development of the Results of Operations of the AIXTRON Group

Strong Order Intake from Blue Chip Customers

The total value of equipment orders received in the twelve months ended December 31, 2004 was € 111.4 million, of which € 18.5 million were received in the fourth quarter of 2004. This compares to equipment orders worth € 79.3 million received as of December 31, 2003, and of which € 25.7 million were received in the fourth quarter of 2003. Order intake was strong in the first half of 2004 and weaker in the second half of 2004 – the exact opposite effect experienced in 2003.

In 2004, Lumileds Lighting LLC, USA, a joint venture between Agilent Technologies and Philips Lighting, entered into a long-term, four year purchase agreement with AIXTRON to support their anticipated epitaxy system capacity ramp-up. This purchase agreement involves the supplying of a significant number of AIXTRON Planetary Reactors® for the manufacturing of LUMILEDS’ Luxeon™ product range and a certain portion of the total value of that agreement is included both in the value of orders received and in the order backlog as of December 31, 2004.

The equipment order backlog as of December 31, 2004 was € 36.6 million as compared to € 59.4 million as of December 31, 2003. The order backlog as of December 31, 2004 consists of US$ 35.6 million in orders denominated in US$ at an exchange rate of US$ 1.25 per € 1. The revenue value of orders, not yet

Management Report

recognized, for shipped equipment awaiting final customer acceptance was € 15.9 million, which includes orders worth US$ 9.7 million denominated in US$ at an exchange rate of US$ 1.25 per € 1.

Revenues Increase as Business Confidence Recovers

The AIXTRON Group of companies recorded revenues for the twelve months to December 31, 2004 of € 140.0 million, up from € 90.4 million in the comparable prior-year period. This increase of 55 percent is primarily due to the higher value of orders received in the second half of 2003 as well as in the first half of 2004.

However, as in the previous years, system revenues in 2004 were adversely affected by significant Euro/US-Dollar exchange rate movements.

13 percent of the total consolidated AIXTRON Group revenue in 2004 was generated in the United States, 77 percent in Asia, and 10 percent in Europe. The comparable numbers for 2003 were 16 percent in the United States, 73 percent in Asia, and 11 percent in Europe. The geographical shift can be explained principally by the continuing strong demand for LEDs in Asia.

Equipment sales generated 83 percent of consolidated total revenues in 2004, compared to 78 percent in 2003. The remaining revenues were provided by spare parts sales and service.

Management Report

Gross Margin Improves

The AIXTRON Group of Companies achieved a gross margin of € 50.0 million or 36 percent of revenues for 2004. This compares to € 18.4 million or 20 percent of revenues reported for 2003. The improved gross margin resulted largely from higher capacity utilization and the reduction in fixed costs per unit as well as manufacturing efficiency improvements. Moreover, the level of amortization of inventories has been reduced.

Cost Structure under Control

Selling, general and administrative (SG&A) expenses for the AIXTRON Group of companies totalled € 31.0 million for 2004 (representing 22 percent of revenue), as compared to € 26.5 million for the comparable prior-year period (representing 29 percent of revenue). This year-over-year decrease in SG&A expenses relative to revenues was achieved due to increased business volume and revenue in 2004 compared to 2003. The majority of the SG&A expenses are fixed costs.

Research and Development (R&D) expenses for the AIXTRON Group of companies in 2004 were € 20.1 million (14 percent of sales), representing a 42 percent increase as compared to the € 14.2 million (16 percent of sales) in R&D expenses reported for 2003. This absolute increase year over year was largely due to the previously predicted further investment in the development of the OVPD® and Tricent® (emerging markets) technologies and confirms AIXTRON’s commitment to invest in leading-edge technology.

Management Report

Return to Positive Bottom Line Result

Based on the more robust revenues reported in 2004, the AIXTRON Group of companies’s operating income rose to € 8.1 million, as compared to an operating loss of € 26.6 million in the comparable prior-year period.

Net income after tax was € 7.1 million in 2004, representing a net profit per share of € 0.11. This compares to a net loss of € 17.8 million in 2003, representing a net loss of € 0.28 per share.

Development of the Results of Operations of AIXTRON AG

The results of operations of AIXTRON AG, in accordance with the accounting provisions of the HGB (German Commercial Code), applying the total cost (nature of expense) method, recorded positive development similar to that in AIXTRON’s consolidated financial statements.

AIXTRON AG’s sales increased to € 93.9 million in fiscal year 2004, compared with € 59.1 million in 2003, corresponding to a 59% increase. The Company generated 10% of its sales in fiscal year 2004 in the United States, 78% in Asia, and 12% in Europe. In fiscal year 2003, 6% of sales were attributable to the United States, 78% to Asia, and 16% to Europe.

AIXTRON AG generated operating income of € 115.4 million in fiscal year 2004, compared with € 61.5 million in 2003. This operating income was offset by operating expenses of € 105.2 million in fiscal year 2004, compared with € 78.1 million in the year-before period. The fact that operating expenses grew at a considerably slower place than operating income was a major contributory factor to the improved result from ordinary activities.

Management Report

The result from ordinary activities in fiscal year 2004 was a positive € 11.5 million, compared with a negative € 21.7 million in 2003.

Despite exceptional expenses, incurred on the Genus transaction, of € 9.5 million (previous year: nil), AIXTRON AG’s net income after taxes in fiscal year 2004 was € 1.1 million, compared with a net loss of € 21.7 million in 2003. This corresponds to earnings per share of € 0.02 in fiscal year 2004, compared with a loss per share of € 0.33 in 2003.

After withdrawals from other revenue reserves and elimination of the accumulated losses brought forward from the previous year, AIXTRON AG had net retained profits/net accumulated losses of € 0 for fiscal year 2004. The requirements for distributing a dividend were thus not met in 2004.

Strong Cash Balance Maintained

As of December 31, 2004, cash and cash equivalents amounted to € 45.5 million (AIXTRON AG in accordance with HGB: € 39.8 million), as compared to € 45.3 million (AIXTRON AG in accordance with HGB: € 41.1 million) as of December 31, 2003. As of December 31, 2004, the Company recorded no bank borrowings. The equity ratio as of December 31, 2004 remained almost unchanged with 77 percent (AIXTRON AG in accordance with HGB: 82 percent), compared to December 31, 2003.

Management Report

Considerable Investments

As of December 31, 2004, AIXTRON AG held investments of more than 10% of the share capital in the following companies:

Company	Investment in %
AIXTRON Inc., Atlanta, USA	100.00
Thomas Swan Scientific Equipment Ltd., Cambridge, United Kingdom	100.00
Epigress AB, Lund, Sweden	100.00
AIXTRON cshs, Seoul, South Korea	100.00
AIXTRON KK, Tokyo, Japan	100.00
AIXTRON Taiwan Co. Ltd., Hsinchu City, Taiwan	100.00
Dotron GmbH, Frankfurt am Main, Germany (non operating)	100.00

AIXTRON does not hold any of its own shares.

Investments for Future Growth

AIXTRON Group capital expenditures for 2004 totalled € 6.4 million (AIXTRON AG in accordance with HGB: € 7.3 million) and were largely related to purchases of technical equipment and to build equipment in-house: The in-house equipment was built to have the in-house capability to perform customer demonstrations and R&D. By comparison, capital expenditures for 2003 totalled € 3.3 million (AIXTRON AG in accordance with HGB: € 2.6 million).

Highly Qualified Employees at the Core of AIXTRON’s Success

As of December 31, 2004, AIXTRON employed 443 employees worldwide (AIXTRON AG: 301 employees). This is an increase of 58 employees or 15 percent as compared to December 31, 2003.

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AIXTRON employees held 3,532,785 stock options representing the right to receive 4,254,331 AIXTRON AG common shares as of December 31, 2004.

In addition to its regular employees, AIXTRON supported several students in the writing of their diploma and doctoral theses on topics of relevance to AIXTRON. Employees were recruited solely on the basis of professional and personal qualifications and have equal opportunities for participation and promotion – opportunities that are based on personal success as well as individual qualifications and abilities. AIXTRON’s highly qualified and motivated employees are the key to the success of the Company and remain its greatest assets.

The Company’s training center offered a range of classes, ranging from new hire induction classes to continuous education with topics ranging from quality to environmental and workplace safety management, leadership, and labor law issues.

Changes to the Composition of the Company’s Executive and Supervisory Board

There were no changes to the composition of either the Company’s Executive Board (Vorstand) or Supervisory Board (Aufsichtsrat) in the reporting period. Regarding the management changes announced on January 25, 2005, please refer to section “Subsequent Events” below.

Management Report

Research and Development

As a high-technology company, AIXTRON maintains a strong Research and Development (R&D) background with significant resources devoted to internal Research and Development projects. Reflecting AIXTRON’s commitment to state-of-the-art technology development, Research and Development expenditures in 2004 totaled € 20.1 million, or 14 percent of total revenues (2003: € 14.2 million or 16 percent of total revenues).

AIXTRON’s Research and Development organization works closely with its global sales and service organization to develop systems for the production of compound semiconductors that are tailored to customers’ individual needs, with the ultimate goal to create systems that generate the highest returns on the customers’ investments.

AIXTRON maintains its own laboratory for Research and Development activities. This laboratory is equipped with AIXTRON systems for researching new equipment and for producing reference samples of compound semiconductor materials.

As part of its Research and Development efforts, AIXTRON regularly collaborates with well-known universities and research centers worldwide and participates in numerous government and European Union-funded development projects.

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Patents

AIXTRON protects its technology with intellectual property rights, if strategically appropriate for the Company to do so. As of today, the Company owns 85 patented inventions. These patents are each legally protected in significant markets and countries of operations of AIXTRON’s main competitors, especially in Europe, Japan, South Korea, Taiwan, and the United States. These patents will continue to be maintained and renewed annually and will eventually expire between 2005 and 2024.

In the period under review, AIXTRON applied for 12 new national and international patents (as compared to six in 2003).

State-of-the-Art Manufacturing

With a large number of processes outsourced through external suppliers, AIXTRON continues to focus and develop its core competency skills. The Company outsources, through a high quality supplier network, the manufacturing of parts and the assembly and testing of modules. Consequently AIXTRON’s highly trained internal work-force are able to concentrate on the final assembly, customization, and testing of the Company’s state-of-the-art equipment. In addition, the Company is able to operate on short manufacturing cycle times with low inventory levels, thereby avoiding expensive downtime costs in periods when the order backlog declines. Long-term relationships with established suppliers and an effective quality management system ensures that AIXTRON meets its quality targets and deadlines.

Management Report

Effective Quality Management

AIXTRON continuously strives to provide and improve on the highest standards in manufacturing and service to its customers. With that intention, the Company has implemented an effective quality management system which is certified as DIN EN ISO 9001:2000 compliant.

Social Commitment

Reflecting AIXTRON’s social commitment and its close links to its local communities, the Company in 2004 continued to outsource work to charitable organizations such as “Caritas” or to workshops for the disabled, wherever feasible. Throughout the year, AIXTRON also promoted scientific research and discussions by sponsoring specialist conferences and commissioning research projects with universities. Furthermore, in November of 2004, the Company organized and sponsored a highly successful local public running event, the “AIXRUN”, which attracted approximately 500 runners of all ages, from throughout the region around Aachen.

Environmental Protection

Environmental protection and the responsible use of resources continued to be an essential part of AIXTRON’s business strategy in 2004. The Company’s engineers worked diligently to continuously improve AIXTRON’s systems, both in terms of resource conservation and environmentally-friendly design and function.

Management Report

In Research and Development, simulation techniques continued to be an important tool to reduce material and energy-intensive manufacturing and testing processes as well as reducing natural resource consumption to a minimum.

The Company and its suppliers jointly employ a standardized, and environmentally friendly, reusable packaging system to reduce waste, minimize transportation and warehousing damage and reducing operating costs.

Risk Management

As an internationally focused technology company, AIXTRON operates worldwide. AIXTRON is therefore exposed to a variety of risks, but is also able to benefit from the related opportunities. To exploit these opportunities and minimize the risks, AIXTRON has established a computerized risk management system. The high level of flexibility built into this risk management system means that it can take account of the continuous expansion of the Company and constant improvement processes.

A large number of systems and procedures for monitoring, analyzing, and documenting business risks and opportunities are deployed at all levels throughout the Company. Reporting is the core component of risk and opportunity management. Risk managers who are responsible for implementing

Management Report

risk reporting have been appointed in each area of the Company and at all subsidiaries. To minimize risk and improve its opportunities, AIXTRON follows a strategy that focuses in particular on forward-looking product strategies, the meticulous observation of future market trends and customer requirements, and the further development of certain technological unique selling points.

This strategy also incorporates measures for honing the Company’s profile in each of its target markets, for building new partnerships and alliances, and for training third parties engaged to market, sell and deploy AIXTRON products. In fiscal year 2004, the Company again continuously monitored market trends and the activities of its competitors and evaluated the market studies and forecasts produced by leading market research companies. Project management and quality assurance systems are constantly in use at AIXTRON in the area of product development, where risk awareness and evaluation play a crucial role.

These measures are accompanied by a comprehensive training and continuous professional development program for managers and employees with specialist expertise, and by procedures to maintain and expand the necessary infrastructure.

AIXTRON uses accounting, control, and forecasting software for the global monitoring and management of core enterprise information. Weekly, monthly, and quarterly reporting ensures that information on business and market trends is regularly updated. In addition to annual budget planning, real-time forecasts

Management Report

are used constantly in the Company to continuously update the budget. This allows the planning to be reviewed regularly and updated if required. Deviations between actual and budget figures are constantly identified and analyzed as part of the enterprise control function; they serve as the basis for developing corrective measures.

In addition, the Executive Board analyzes the Company’s net assets, financial position, and results of operations on a continuous basis. The frequent exchange of experiences at all management levels worldwide ensures the constant, efficient transmission of information and rapid decision-making. The Executive Board informed the Supervisory Board about all key decisions at least once every quarter, and normally at shorter intervals. The Audit Committee of the Supervisory Board met regularly with the Chief Executive Officer and the Chief Financial Officer to discuss, analyze, and monitor financial issues arising in the course of the Company’s business activities. Internal guidelines governing risk management, insider trading, and the disclosure of material information ensure compliance with all laws applicable to this area and the implementation of the recommendations specified in the German Corporate Governance Code.

The Company’s Supervisory Board was informed about the status, plausibility, and further development of the risk management system by the Executive Board on a routine basis, and by the auditors engaged to audit the Company’s financial statements.

Management Report

Risks Factors

Acquisition of Genus, Inc.

AIXTRON acquired Genus, Inc., in March 2005. American Depository Shares (ADS) were issued to former shareholders of Genus; the AIXTRON shares underlying the ADS were created by a share capital increase.

AIXTRON’s management believes that the acquisition of Genus, Inc. provides the Company with significant business opportunities, but also entails significant risks. Such risks arise primarily from the integration of Genus, Inc. into the AIXTRON Group of companies.

The risks associated with the integration of Genus, Inc. particularly arise from potentially not being able to develop joint technologies, from potentially insufficient human resources, and, as is generally the case in a technology company such as AIXTRON, from a high dependency on key employees.

In the event that AIXTRON is not taking the appropriate actions to integrate Genus, Inc. into the AIXTRON Group, AIXTRON’s net assets, financial position, and results of operations could be adversively affected.

Genus, Inc. generates a substantial portion of its revenues from a very limited number of customers. The unexpected loss of any of such customers would be impossible to absorb in the short term, and difficult to absorb in the medium term.

Management Report

Currency Exchange Risk

AIXTRON conducts a large part of its business in foreign currencies, i.e., in currencies other than the Euro. The foreign currency most relevant to AIXTRON is the US dollar. In order to hedge foreign exchange risks, the Company routinely employs currency hedging instruments, mostly in the form of forward currency exchange contracts. From such forward currency exchange contracts, currency exchange losses may be incurred in case of unfavorable exchange rate movements.

Company-Specific Risk, Market and Competition Risk

The semiconductor manufacturing equipment market is affected by semiconductor industry cycles. In the past, the semiconductor industry and its suppliers have experienced considerable fluctuations in supply and demand for semiconductors. The timing, length, and severity of these cyclical fluctuations are difficult to predict. If demand for semiconductor manufacturing equipment declines, AIXTRON must be able to quickly align its cost structures with the changed market conditions, promptly reduce its inventory levels to the extent necessary to avoid the need for inventory write-downs, and at the same time attempt to retain key employees. If demand for semiconductors rises, AIXTRON must be able to develop sufficient manufacturing capacity and inventory in the short term, and to hire a sufficient number of qualified employees.

Management Report

AIXTRON invests heavily into Research and Development. If the R&D projects identified by the Company as promising R&D are not successful in the market, then this could have a significantly adverse impact on the Company’s net assets, financial position, and results of operations.

Furthermore, AIXTRON’s future success depends highly on its ability to translate the knowledge gained from Research and Development quickly and in-line with the technological and commercial market needs into production processes; to develop such knowledge into full process capability; and to turn such knowledge into industrial products with the required performance, reliability and quality.

The potentional risk from bad debt losses is significantly reduced by letters of credit. Further information on this subject are contained in the Notes to the Consolidated Financial Statements for 2004.

Because in the past there has been substantial litigation regarding patents and other intellectual property rights infringements, both in the compound semiconductor industry and the semiconductor industry, AIXTRON cannot exclude the possibility of itself infringing upon intellectual property rights or of itself being held liable for supposedly infringing upon third party intellectual property rights. The costs associated with such litigation could be substantial.

Management Report

In summary, AIXTRON continues to comply with its obligations under section 91(2) of the AktG (Aktiengesetz – German Stock Corporation Act). No risks that could jeopardize the continued existence of the Group are known at the present time. Neither are there any indications of possible economic or legal risks to the continued existence of the Group as a going concern.

More details on the risk factors are contained in the Notes to the Consolidated Financial Statements for 2004.

Business Outlook

With leading economists predicting economic growth, in most of the major economies, to slow in 2005, AIXTRON expects the general semiconductor manufacturing industry as well as the general semiconductor manufacturing equipment industry could also grow at lower rates as compared to 2004. This may affect AIXTRON’s customers’ equipment spending behavior and, consequently, AIXTRON’s business.

The development of deposition technology for highly complex materials is expected to remain AIXTRON’s core competency and competitive advantage, upon which the Company plans to further develop its product portfolio in 2005, especially in the application areas of silicon and OLED. For these new emerging markets, the Company expects to drive forward its strategy of qualifying its technology for innovative material systems, with the goal to reach the phase of commercialization over the next few years.

Management Report

AIXTRON expects that the principal market driver in the silicon semiconductor industry will be the demand for new complex material solutions, such as high-k dielectrics, that could potentially replace materials currently used in the traditional silicon semiconductor industry. After the acquisition of Genus, Inc., AIXTRON’s internal research and development activities are expected to be accompanied by the acquisition and integration of existing silicon technology from Genus, Inc.

With new business opportunities emerging and the ongoing integration of Genus into the AIXTRON Group, AIXTRON intends to continue to closely monitor its cost structure. The Company expects the US$/€ exchange rate will continue to negatively impact the Company’s business if the current weakness of the US-Dollar vs. the Euro is sustained throughout 2005.

Subsequent Events

Executive Management Changes

Effective April 1, 2005, the following Executive Board changes will be implemented:

Wolfgang Breme, previously Chief Financial Officer at technotrans AG, Sassenberg, Germany, was appointed member of the AIXTRON Executive Board and Chief Financial Officer, effective April 1, 2005, replacing Christopher C. Dodson.

Management Report

Stephen Duane Perry, Executive Vice President and member of the AIXTRON Executive Board in the reporting period, will leave the AIXTRON Executive Board, effective April 1, 2005 and will be assuming executive management responsibilities for Genus, Inc.

Timothy McEntee, Executive Vice President and member of the AIXTRON Executive Board in the reporting period, also will leave the AIXTRON Executive Board, effective April 1, 2005, retaining executive management responsibilities for the semiconductor equipment division of AIXTRON AG, including OLED display technology equipment.

Genus Transaction

On February 9, 2005, AIXTRON announced the effectiveness of the F-4 Registration Statement, filed with the U.S. Securities and Exchange Commission (SEC).

At a special meeting held on March 10, 2005, the shareholders of Genus approved the transaction with AIXTRON with a majority of approximately 61% of the shares entitled to vote at the meeting and 94% of the votes cast at the meeting.

Management Report

On March 14, 2005, AIXTRON increased its share capital by issuing 24,967,885 new AIXTRON ordinary shares against all issued and outstanding Genus common shares as contribution in kind. On the same day, the Company also received approval for admitting the new shares for trading on the Prime Standard trading segment of the Frankfurt Stock Exchange.

On March 15, 2005, AIXTRON American Depositary Shares (ADS) started trading on the NASDAQ in the United States, under the ticker symbol AIXG.

With that, the last step in the transaction with Genus, Inc. (formerly NASDAQ: GGNS), Sunnyvale, California had been completed.

Aachen, March 2005

AIXTRON Aktiengesellschaft, Aachen

Executive Board

Balance Sheet

Consolidated Balance Sheet (US GAAP)

Euro in thousands	31.12.2004	31.12.2003
Assets
Current assets
Cash and cash equivalents	45,498	45,303
Accounts receivable less allowances of k € 355 (previous year: k € 187)	16,008	9,495
Inventories	35,101	33,011
Other current assets	6,005	7,162
Deferred income taxes – net	2,309	1,427
Total current assets	104,921	96,398

Fixed assets
Goodwill	13,633	12,957
Other intangible assets	4,295	4,558
Property, plant and equipment – net	41,598	43,300
Total fixed assets	59,526	60,815

Other long-term assets
Other non-current assets	5,820	346
Deferred tax assets	4,613	6,153
Total other long-term assets	10,433	6,499

Total assets	174,880	163,712

Liabilities & shareholders’ equity
Current liabilities
Accounts payable	10,769	9,714
Advanced payments from customers	13,529	13,097
Accrued expenses and other current liabilities	12,415	8,423
Convertible bonds	3	3
Deferred revenues	1,845	3,088
Total current liabilities	38,561	34,325

Long-term liabilities
Other long-term liabilities	104	152
Pensions accrual	811	784
Total long-term liabilities	915	936

Total liabilities	39,476	35,261

Minority interests	0	159

Shareholders’ equity
Subscribed capital	64,832	64,832
No. of shares: 64,831,512 (previous year: 64,831,512)
Additional paid-in capital	27,647	27,584
Retained earnings	43,797	36,651
Accumulated other comprehensive income/(loss)	(872)	(775)
Total shareholders’ equity	135,404	128,292

Total liabilities and shareholders’ equity	174,880	163,712

See Notes to Consolidated Financial Statements

Statement of Operations

Consolidated Statement of Income (US GAAP)

Euro in thousands, except per share amounts	2004	2003
Sales revenues	140,004	90,402
Cost of sales	89,957	71,983

Gross profit	50,047	18,419

Operating expenses
Selling expenses	17,931	15,731
General administration expenses	13,088	10,775
Research and development costs	20,149	14,222
Other operating income	9,939	3,140
Other operating expenses	721	2,852
Impairment of goodwill	0	2,867
Restructuring charges	0	1,718

Operating income (loss)	8,097	(26,606)

Interest income	786	1,139
Interest expense	2	13

Income (loss) before income taxes	8,881	(25,480)

Provision (benefit) for income taxes	1,787	(7,442)

Net income (loss) before minority interest	7,094	(18,038)

Minority interests	52	200

Net income (loss)	7,146	(17,838)

Net income (loss) per common share	EUR	EUR
Basic	0.11	(0.28)
Diluted	0.11	(0.28)

Weighted average number of shares used in computing per share amounts:
Basic	64,831,512	64,831,512
Diluted	64,856,952	64,831,512

Consolidated Statements of Comprehensive Income (Loss) (Euro in thousands)
Net income (loss)	7,146	(17,838)
Foreign currency translation adjustments	48	(1,870)
Gain (loss) on derivative financial instruments	(145)	1,469

Comprehensive income (loss)	7,049	(18,239)

See Notes to Consolidated Financial Statements

Statement of Cash Flows

Consolidated Statement of Cash Flows (US GAAP)

Euro in thousands	2004	2003
Operating Activities
Net income (loss)	7,146	(17,838)
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Stock compensation	63	86
Impairment of goodwill	0	2,867
Depreciation and amortization expense	5,986	5,832
Loss (gain) on disposal of fixed assets	370	15
Loss (gain) on disposal of investment	0	80
Deferred income taxes	658	(5,468)
Changes to assets and liabilities:
Accounts receivable	(6,513)	2,430
Inventories	(2,090)	9,137
Other assets	(4,243)	904
Accounts payable	1,055	1,682
Accrued expenses and other current liabilities	5,232	(5,211)
Deferred revenues	(1,243)	1,405
Long-term liabilities	(21)	194
Advanced payments from customers	432	(3,579)
Net cash provided by (used in) operating activities	6,832	(7,464)

Investing Activities
Purchase of fixed assets	(3,763)	(3,179)
Purchase of intangible assets	(618)	(94)
Purchase of minority interests	(2,011)	0
Purchase of long-term investment	0	(52)
Proceeds from sale of long-term investment	3	4
Net cash used in investing activities	(6,389)	(3,321)

Cash Flow provided by (used in) Financing Activities
Change in minority interests	(52)	(199)
Dividends paid	0	(5,186)
Net cash provided by (used in) financing activities	(52)	(5,385)

Effect of exchange rate changes on cash and cash equivalents	(196)	(813)

Net change in cash and cash equivalents	195	(16,983)
Cash and cash equivalents at January 1st	45,303	62,286
Cash and cash equivalents at December 31st	45,498	45,303

Supplemental disclosures:
Interest paid	2	13
Income taxes reimbursement/payment	(694)	235

See Notes to Consolidated Financial Statements

Statement of Shareholders’ Equity

Consolidated Statement of Changes in Shareholders’ Equity (US GAAP) in fiscal year 2004

					Other Comprehensive Income
Euro in thousands	No. of issued ordinary shares of the AIXTRON AG	Common Stock	Add. Paid-in Capital	Retained Earnings	Foreign currency translation adjustments	Derivative Financial Instruments	Total Shareholders’ Equity
Balance at January 1st, 2003	64,831,512	64,832	27,498	59,675	(374)	0	151,631

Net loss				(17,838)			(17,838)
Dividends				(5,186)			(5,186)
Deferred stock compensation			86				86
Foreign currency translation adjustments					(1,870)		(1,870)
Gain on derivative financial instruments						1,469	1,469

Balance at December 31st, 2003	64,831,512	64,832	27,584	36,651	(2,244)	1,469	128,292

Net income				7,146			7,146
Deferred stock compensation			63				63
Foreign currency translation adjustments					48		48
(Loss) on derivative financial instruments						(145)	(145)

Balance at December 31st, 2004	64,831,512	64,832	27,647	43,797	(2,196)	1,324	135,404

See Notes to Consolidated Financial Statements

Segment disclosure

Segment disclosure

(EUR in thousands)

Segment information has been prepared in accordance with SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. Management has determined that the Company has one reporting segment, the supply of gas phase deposition equipment. The Company markets and sells the majority of its products in Asia, Europe, and the United States, principally through its direct sales organization and appointed agents. The following table summarizes net sales and identifiable assets for the significant geographic areas in which the Company operates, including Asia, Europe, and the United States. Management has determined it is impractical to provide sales data by product as all product sales can be aggregated into one group based upon common technology.

	Asia	Europe		United States	Elimination	Consolidated
2004
Net sales to unaffiliated customers	108,097	13,642		18,265	0	140,004
Inter-company sales	4,907	5,686		11,646	(22,239)	0

Total net sales	113,004	19,328		29,911	(22,239)	140,004
Long-lived assets – Property, plant and equipment	863	40,622	*	113	0	41,598

2003
Net sales to unaffiliated customers	65,754	10,337		14,311	0	90,402
Inter-company sales	5,229	3,355		4,024	(12,608)	0

Total net sales	70,983	13,692		18,335	(12,608)	90,402
Long-lived assets – Property, plant and equipment	1,209	41,976	*	115	0	43,300

*	94.21% (EUR 39,191) and 93.26% (EUR 40,380) of the total identifiable assets were located in Germany at December 31, 2004 and 2003, respectively.

Notes

Notes to the Consolidated Financial Statements

(EUR in thousands, except per share information)

1. Business Description

AIXTRON Aktiengesellschaft (“AIXTRON AG”) and its consolidated subsidiaries (collectively, the “Company” or “AIXTRON”) develop and produce metal organic chemical vapor deposition (MOCVD) equipment for the production of compound semiconductors and similar materials. These materials are used mainly in opto-electronic and micro-electronic applications and serve as the basis for highly complex devices. The markets served are primarily in Asia, America and Europe. Group production facilities are located in Aachen and Herzogenrath in Germany and Cambridge in the United Kingdom. AIXTRON has been publicly listed on the Frankfurt Stock Exchange since 1997. In addition to AIXTRON AG, the following 100% owned subsidiaries are included in the consolidated financial statements:

•	AIXTRON Inc., Atlanta, United States of America

•	Thomas Swan Scientific Equipment Ltd. (TSSE Ltd.), Cambridge, United Kingdom

•	AIXTRON chu-sik-hoe-sa (AIXTRON cshs), Seoul, South Korea

•	AIXTRON Taiwan Co., Ltd. (AIXTRON Taiwan), Hsinchu City, Taiwan

•	Dotron GmbH, Frankfurt am Main, Germany

•	Epigress AB, Lund, Sweden

•	AIXTRON Kabushiki Kaisha, (AIXTRON KK), Tokyo, Japan

The subsidiary Dotron GmbH was acquired in 2003 and has not yet commenced operations as of December, 31, 2004.

Acquisitions

In May 2004, AIXTRON purchased the remaining 10% interest in AIXTRON KK, for an aggregate amount of EUR 238 in cash including direct incremental costs of the business acquisition. The subsidiary is involved in the sale of MOCVD- and Chemical Vapor Deposition (CVD)-equipment and services in Asia.

Notes

In October 2004, AIXTRON purchased the remaining 30.08% interest in Epigress AB from the minority shareholders of Epigress AB for an aggregate amount of EUR 1.773 in cash including direct attributed costs of the business acquisition.

Epigress AB focuses primarily on Research and Development activities and sales and marketing of MOCVD equipment for silicon carbide (SiC).

The acquisitions were accounted for using the purchase method of accounting. The excess paid above the purchased net assets was accounted as goodwill of EUR 551 (Epigress AB) and EUR 127 (AIXTRON KK).

2. Basis of Presentation and Significant Accounting Policies

The consolidated financial statements have been prepared and published in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Principles of Consolidation

The consolidated financial statements include the accounts of AIXTRON AG and all of its majority-owned and controlled subsidiaries. All inter-company profits, transactions and balances have been eliminated in the consolidation. A minority interest is recorded in the statements of operations in the income or loss of these subsidiaries, respectively. Cumulative retained losses relating to a minority interest in a subsidiary that exceed the minority interest in the equity capital of the subsidiary are not allocated to the minority interest.

Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities on the balance sheet dates and the reported amounts of revenue and expense during the reported periods. Actual results could differ from those estimates.

Notes

Certain Significant Risks and Uncertainties

The Company participates in a dynamic high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operations or cash flows: changes in the overall demand for products and services, especially with respect to LED products; successful integration of the newly merged Genus, Inc., Sunnyvale, USA, see note 19; competitive pressures due to excess capacity or price reductions in the compound semiconductor industries; advances and trends in new technologies and industry standards; changes in key suppliers; changes in certain strategic relationships or customer relationships; regulatory or other factors; exchange rate fluctuations; risks associated with the ability to obtain necessary raw materials; and risks associated with the Company’s ability to attract, acquire and retain employees necessary to support its growth.

Concentrations

Financial instruments that subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and trade accounts receivable. The Company maintains its cash and cash equivalents with high-quality institutions. Generally, credit risk with respect to accounts receivable is diversified due to their dispersion across different geographic locations throughout the world. The Company performs ongoing credit evaluations of its customers and generally does not require collateral on accounts receivable, except in Asia, where irrevocable letters of credit are routinely obtained shortly after order confirmation. The Company maintains reserves for potential credit losses and historically such losses have been within management’s expectations. In 2004 revenues from one customer amounted to EUR 20,462. This amount is 14.6% of total revenue. No other customer accounted for more than 10% of total revenue in 2004. During 2003, no customer accounted for more than 7% of total revenue.

Notes

Foreign Currency Translation

The consolidated financial statements have been prepared in euros (“EUR”). The financial information for subsidiaries outside the euro-zone is measured using local currencies as the functional currencies of those subsidiaries. Assets and liabilities of these subsidiaries are translated into euros at exchange rates prevailing at the end of the year. Revenues and expenses relating to the operations of such subsidiaries are translated at average exchange rates during the year. Resulting translation adjustments are recorded as other comprehensive income (loss). Exchange rate effects of transactions in foreign currencies, other than the functional currency, are recorded in the statement of operations.

Derivative Financial Instruments

The Company principally uses derivative foreign currency financial instruments for the financial management of foreign currency risks. Applying Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities and SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of SFAS No. 133, the Company measures all derivative foreign currency instruments based on fair values derived from market prices of the instruments. The Company applies hedge accounting for all hedges that are highly effective in offsetting the identified hedged risks as required by the SFAS No. 133 effectiveness criteria.

Cash-Flow-Hedges

The Company uses forward exchange contracts and options to hedge the impact of the fluctuations in exchange rates on cash flows from forecasted sales transactions in non-functional currencies. The Company typically hedges less than 100% of the forecasted sales contracts. The derivative instruments are designated as cash flow hedges and have been determined to be highly effective. Accordingly, the changes in fair value of these cash flow hedges are deferred in other accumulated comprehensive income until the underlying exposure is recognized in the statement of operations.

Notes

When the underlying sales transaction is recognized, the related gain or loss on the cash flow hedge accumulated in other comprehensive income is released to the statement of operations. In the event that the underlying sales transactions does not occur, or it becomes probable that it will not occur, that gain or loss on the related cash flow hedge is immediately released from accumulated other comprehensive income and included in the statement of operations. In accordance with this policy the Company had recorded an unrealized gain of EUR 1,324 in other comprehensive income as of December 31, 2004. The unrealized gain as of December 31, 2003 of EUR 1,469 was completely recognized in the statements of operations with due-date of the transactions during 2004.

Fair-Value-Hedges

The Company uses foreign currency forward contracts to hedge firmly committed sales transactions denominated in non-functional currencies. These contracts are entered into as economic hedges, but do not meet all the criteria of SFAS No. 133 in order to apply hedge accounting. Therefore AIXTRON has not applied hedge accounting and has recognized changes in the fair value of these derivatives in the statement of operations.

Cash and Cash Equivalents

Cash and cash equivalents consists primarily of cash on hand, current deposits with credit institutions and short-term notes with a remaining maturity of three months or less at the date of acquisition.

Accounts Receivable

Accounts receivable are carried at estimated net realizable value. Allowances are recorded, if necessary, in an amount considered by management to be sufficient to meet future losses to the collectibility of the accounts receivable.

Notes

Allowance for doubtful accounts roll-forward:

	Year ended December 31,
	2004	2003
Balance at beginning of year	187	456
Additions	188	0
Utilization of the allowance	0	(77)
Reduction of allowance in the year	(20)	(192)

Balance at end of year	355	187

Inventories

Inventories are stated at the lower of weighted average cost and market. Cost includes net prices paid for materials purchased, charges for freight and customs duties, production labor cost and factory overhead. Allowances for slow moving, excess and obsolete, and otherwise unsaleable inventory are recorded based primarily on either the Company’s estimated forecast of product demand and production requirement for the next twelve months or historical trailing twelve month usage. A significant increase in the demand for the Company’s products could result in a short-term increase in the prices of inventory purchases while a significant decrease in demand could result in an increase in the amount of excess inventory quantities on hand requiring additional inventory write-downs. When there has been no usage of an inventory item during a period of twelve months, the Company writes down such inventories in full. This policy is designed to reflect the rapid technology and market changes affecting the Company’s business, which may make such inventories on hand obsolete or excess. These inventories are generally held for a further period of twelve months, after which time with no further usage, they are generally written off. When the Company delivers equipment to customers for which revenue cannot be recognized until final acceptance from the customer, the Company reports the respective manufacturing costs as inventory at customer locations.

Notes

Property, Plant and Equipment

Property, plant and equipment are carried at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. The following table presents the assigned economic lives of the Company’s property, plant and equipment:

Assigned economic life
Buildings	25 years
Machinery and equipment	3-10 years
Other plant, factory and office equipment	3-8 years

The Company constructs certain of its equipment. In addition to external costs for assets under construction, including duty and tariff, shipping costs, and costs for equipment installation are capitalized. Capitalized interest was nil for the years ended December 31, 2004 and 2003. Depreciation is recorded from the time assets are placed in service. Repairs and maintenance costs are expensed as incurred.

Goodwill and Other Intangible Assets

The Company adopted SFAS No. 142, Goodwill and Other Intangible Assets, as of January 1, 2002, and as of that date stopped amortizing goodwill that result from business combinations completed prior to the adoption of SFAS No. 141, Business Combinations.

The Company tests its recorded goodwill for impairment each year as of November 1 or if an event occurs or circumstances change that would indicate that the carrying amount exceeds the fair value of the goodwill. If the carrying value of an identifiable reporting unit exceeds its fair value (computing using discounted future cash flows, supported by other evidence such as the valuation of comparable companies), the extent to which goodwill is impaired is calculated by comparing the carrying value to the implicit fair value of goodwill, which equals the fair value of the reporting unit minus the fair value of the reporting unit’s net assets. Based on the tests performed, management determined that at December 31, 2003 goodwill recorded for one of the reporting units, Epigress AB, was impaired and a write-down of goodwill amounting to EUR 2,867 was recognised in 2003. In connection with the impairment, AIXTRON also recorded a charge to income of EUR 1,240 relating

Notes

to an increase in the fair value of a written put option that entitled the minority interest holders of Epigress AB to put their shares to AIXTRON. No impairment loss was recorded for the year 2004 and as of December 31, 2004, the Company’s goodwill balance of EUR 13,633 relates to its reporting units Thomas Swan Scientific Equipment Ltd., Epigress AB and AIXTRON KK.

Intangible assets include patents and similar rights and software purchased for internal use, which are valued at cost and are amortized on a straight-line basis over the term of the rights or useful life, ranging from two to 18 years.

Evaluation of Long-lived Assets

Pursuant to SFAS No. 144, Accounting for the Impairment of Disposal of Long-Lived Assets, the Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the asset and eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss, equal to the excess of the carrying amount over the fair value of the asset, is recognized.

Revenue Recognition

AIXTRON’s Revenue Recognition policy has been set in accordance with the SEC Staff Accounting Bulletin No. 104, Revenue Recognition (“SAB 104”) and Emerging Issues Task Force Issue No. 00–21, Revenue Arrangements with Multiple Deliverables (“EITF 00–21”).

AIXTRON generates revenue from the sale and installation of MOCVD equipment, spare parts and maintainance services to its customers. The sale of MOCVD equipment involves a customer acceptance test at AIXTRON’s production facility. After successful completion of this test, the equipment is dismantled and packaged for shipment. Upon arrival at the customer site the MOCVD equipment is reassembled and installed, which is a service generally performed by AIXTRON engineers. AIXTRON gives no general rights of return, discounts, credits or other sales incentives within its terms of sale. However, occasionally some customers of AIXTRON have specifically negotiated to include some of these terms.

Notes

The sale of MOCVD equipment and the installation of the equipment are considered two separate units of accounting, in accordance with SAB 104 and EITF 00–21.

Revenues are recognized pursuant to SAB 104 when pursuasive evidence of an arrangement exists, the price is fixed or determinable, shipment is made and collectibility is reasonably assured.

For products that have not been previously demonstrated to meet product specification requirements, or where specific rights of return have been negotiated, all revenue is recognized only upon final customer acceptance at the customer site.

For products that have previously demonstrated to meet product specification requirements and for which no specific rights of return have been negotiated, after a full customer acceptance test has been successfully completed at AIXTRON’s production facility, the MOCVD equipment is made ready for shipment and revenues from the sale of the MOCVD equipment are recognized upon shipment to the customer. Revenue relating to the installation of the equipment at the customer site is deferred until the installation at the customer site is complete and the final customer acceptance has been confirmed.

The portion of the contract revenue deferred until completion of the installation services is determined based on the higher of the fair value of the installation services or the portion of the contract amount that is due and payable upon completion of the installation. Fair value of the installation services is determined based on an estimate of the materials and time required to complete the installation, multiplied by the hourly rate charged to customers for similar services.

An accrual for estimated cost of warranty is recorded upon the shipment of equipment.

Revenue on the sale of spare parts and maintainance services is recognized when the parts are delivered or as the services are performed.

Cost of Sales

Cost of sales includes such direct costs as materials, labor and related production overheads.

Notes

Research and Development

Research and development costs are expensed as incurred. Project funding received from the German government and the European Union is recorded in other operating income if the Research and Development costs are incurred, and provided that any conditions for the funding have been met.

Income Taxes

The Company accounts for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes. SFAS No. 109 requires recognition of deferred tax assets and liabilities for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the periods in which the deferred tax liability or asset is expected to be settled or realized. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the statement of operations in the period in which the enacted rate changes. Deferred tax assets are reduced through the establishment of a valuation allowance at such time as, based on available evidence, it is more likely than not that the deferred tax assets will not be realized.

Stock-based Compensation

The Company accounts for its stock-based compensation plans using the intrinsic value based method prescribed in Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees. SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure, allows companies to choose to recognize the fair value of stock options granted as an expense, or to continue to account for stock options using the intrinsic value based method under APB Opinion No. 25 and provide pro forma disclosure of the impact of the fair value method on net income (loss) and net income (loss) per share.

Notes

As AIXTRON chose to follow APB Opinion No. 25, compensation expense is computed for each employee stock option granted as the amount by which the quoted market price of AIXTRON common shares on the measurement date exceeds the exercise price that the employee must pay to acquire the shares. If the Company had elected to apply the provisions of SFAS No. 123, the total estimated stock-based compensation expense, determined under the fair value based method, net of related tax effect, would have been amortized on a pro rata basis over the option vesting periods. The following table illustrates the effect that the application of the fair value recognition provisions of SFAS No. 123 would have had on net income (loss) of the Company:

	Year ended December 31,
	2004	2003
Net income (loss) – as reported	7,146	(17,838)
Add: Stock-based compensation expense as reported under the instrinsic value based method, net of related tax effect	63	86
Less: Stock-based compensation expense determined under fair value based method, net of related tax effect	(4,685)	(6,741)

Pro forma net income (loss)	2,524	(24,493)

Basic and diluted net income (loss) per share:
As reported (EUR)	0.11	(0.28)
Pro forma (EUR)	0.04	(0.38)

The estimated stock-based compensation expense under the fair value based method is computed using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year ended December 31,
	2004	2003
Expected life (years)	4.44	4.29
Risk free interest rate	3.34%	3.54%
Dividend yield	0.00%	0.00%
Expected volatility	72.66%	76.30%

Notes

Based on the Black-Scholes option pricing model, the estimated weighted average grant date fair value of employee stock options was EUR 2.62 for options granted in 2004 and EUR 1.59 for options granted in 2003. For further information on the Company’s stock option plans refer to Note 13. The Company will not pay dividends for the year ended 2004.

Net Income (Loss) Per Share

Basic net income (loss) per share is computed by dividing net income (loss) per share by the weighted average number of common shares outstanding for the year. Diluted net income per share reflects the potential dilution that could occur if options issued under the Company’s stock option plan were exercised and convertible bonds were converted, unless such conversion would have an anti-dilutive effect. See Note 18.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) includes gains and losses that are not included in net income (loss), but are recorded directly in shareholders’ equity. For the years 2004 and 2003, other comprehensive income (loss) comprised foreign currency translation adjustments and unrealized gains and losses on derivative financial instruments.

Fair Value of Financial Instruments

The following disclosure is made in accordance with the requirements of SFAS No. 107, Disclosures about Fair Value of Financial Instruments. Financial instruments include cash and cash equivalents, accounts receivable and other liabilities. The carrying amounts of financial instruments approximate their fair values based upon quoted market rates or due to their short-term maturities. Management’s estimate of the fair value of the Company’s convertible notes and stock options are based on available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value.

Notes

Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and estimation methodologies may have a material effect on the estimated fair value amounts. The estimated fair values of forward exchange contracts are based on external market price quotes from banks.

Recent Accounting Pronouncements

In November 2004, the FASB issued SFAS 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4. SFAS 151 requires that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as current-period charges. Furthermore the statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective prospectively for inventory costs incurred during fiscal years beginning after June 15, 2005. AIXTRON is currently determining the impact that SFAS 151 will have on it’s financial position and results of operations. The Company assumes that the standard will not have any effect on the Company’s financial position or result of operations.

In December 2004, the FASB issued SFAS 123 (revised 2004), Share-Based Payment, SFAS 123R. SFAS 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods and services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. Liability-classified awards are remeasured to fair value at each balance-sheet date until the award is settled. Equity-classified awards are measured at grant-date fair value and are not subsequently remeasured. SFAS 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. Furthermore this Statement eliminates the alternative to use Opinion.

Notes

25’s intrinsic value method of accounting that was provided in Statement 123 as originally issued. SFAS 123R requires that costs of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. SFAS 123R is effective as of the first interim or annual reporting period that begins after June 15, 2005. AIXTRON is currently determining the impact on the Company’s financial position or results of operations.

3. Restructuring

In 2004 provisions for severance payments EUR 52 were consumed through utilization of EUR 51 for severance payments and a release of EUR 1. No additional restructuring charges were incurred in 2004.

4. Inventories

Inventories comprise the following:

	As of December 31,
	2004	2003
Raw materials	8,028	10,685
Work-in-process	21,039	15,628
Finished products	3,697	2,256
Inventories at customer locations	2,337	4,442

Total inventories, net	35,101	33,011

In 2003, management decided to remove certain customer orders from the reported order backlog because of the delayed completion dates requested by these customers. Due to rapid technological changes occurring during this delay, the equipment that was the subject of these orders may no longer be technologically current. As a result, the Company created an additional obsolescence allowance against specific raw materials procured for those orders amounting to EUR 2,917 as at December 31, 2003. As at December 31, 2004 no additional obsolescence allowances were made.

Notes

5. Other Current Assets

Other current assets comprise the following:

	As of December 31,
	2004	2003
Value-added tax receivable	934	1,322
Income tax refund receivable	63	1,502
Fair value of forward exchange contracts	2,930	2,768
Prepaid expenses	508	376
Prepaid inventory	329	229
Other current assets	718	603
Research and development reimbursement receivable	523	362

Total other current assets	6,005	7,162

6. Property, Plant and Equipment

Property, plant and equipment, net, comprises the following:

	As of December 31,
	2004	2003
Land and buildings	35,059	35,054
Machinery and equipment	18,136	17,953
Other plant, factory, and office equipment	10,433	9,843
	63,628	62,850
Accumulated depreciation and amortization	(24,557)	(19,661)
Construction in progress	2,527	111

Property, plant and equipment, net	41,598	43,300

Construction in progress primarily relates to the construction of self built equipment for internal use.

Notes

7. Goodwill and Other Intangible Assets

Goodwill and other intangible assets comprises the following:

	As of December 31,
	2004	2003
Goodwill	13,633	12,957
Patents and similar rights and software	4,295	4,558

Goodwill and other intangible assets	17,928	17,515

Goodwill

The changes in the carrying amount of goodwill are as follows:

	As of December 31,
	2004	2003
Balance as of January 1	12,957	16,823
Additions	678	0
Foreign currency translation	(2)	(999)
Impairment losses	0	(2,867)

Balance as of December 31	13,633	12,957

The goodwill increase of EUR 678 in the year 2004 comprises an increase of EUR 551 for the goodwill of Epigress AB and EUR 127 for the goodwill of AIXTRON KK, Japan.

At the time of adoption of SFAS No. 142, January 1, 2002, a review of the impairment of the goodwill balance was completed, and goodwill was determined not to be impaired.

The Company performed annual tests to determine whether, for the years ended December 31, 2004 and 2003, there was any impairment of the carrying amount of goodwill. As a result of the review for the year ended December 31, 2004, no impairment losses were recognized in 2004. As a result of the review for the year ended December 31, 2003 an impairment of EUR 2,867 was recognized as a charge to income in 2003.

The fair value of all identifiable reporting units was determined using discounted future cash flows supported by other evidence such as the valuation of comparable companies.

Notes

Patents and Similar Rights and Software

Patents and similar rights and software are purchased by the Company. These intangible assets have been assigned useful lives ranging from two to 18 years. The changes in the carrying amounts of intangible assets are as follows:

	As of December 31,
	2004	2003
Gross carrying amount	9,301	8,674
Accumulated amortization	(5,006)	(4,116)

Patents and similar rights and software, net	4,295	4,558

The aggregate amortization expense for the years ended December 31, 2004 and 2003 were EUR 890 and EUR 1,001, respectively. The estimated aggregate amortization expense in each of the next five years is as follows:

Year ending December 31,
2005	772
2006	539
2007	433
2008	369
2009	368

8. Other Non-Current Assets

Other non-current assets of total EUR 5,820 (2003: EUR 346) include capitalized transaction expenses of the Genus, Inc. acquisition of EUR 5,775 (2003: EUR 0).

Notes

9. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities comprise the following:

	As of December 31,
	2004	2003
Accrued payroll	2,650	1,336
Accrued commissions	902	959
Accrued inventory purchases	2,576	868
Accrued fixed asset purchases	556	1,162
Other accrued expenses	1,862	1,092
Epigress AB written put option	0	1,240
Warranty accrual	1,427	671
Taxes payable	1,477	76
Other payables	965	1,019

Accrued expenses and other current liabilities	12,415	8,423

10. Warranty Accrual

The Company offers one to two year warranties on all of its products. The warranty generally includes cost of labor, material and related overhead necessary to repair a product during the warranty period. The specific terms and conditions of those warranties may vary depending on the equipment sold, the terms of the contract and the locations to which they are sold. The Company establishes the costs that may be incurred under its warranty obligations and records a liability in the amount of such costs at the time revenue is recognized. Factors that affect the Company’s warranty liability include the volume of sales, historical and anticipated rates of warranty claims and cost per claim. The Company periodically assesses the adequacy of its recorded warranty accrual and adjusts the amounts as necessary.

Notes

Movements in the warranty accrual during the years ended December 31, 2004 and 2003 are as follows:

	2004	2003
Balance as of January 1	671	804
Provisions for warranties issued in the year	1,539	1,104
Actual costs incurred during the year	(288)	(1,237)
Release	(495)	0

Balance as of December 31	1,427	671

11. Convertible Bonds

In November 1997, the Company issued 6% convertible bonds to employees, due November 2007, with a principal amount of EUR 320, interest payable annually in arrears. The bonds are not transferable and must be repurchased at par if the employee leaves the Company. The notes are convertible, at the option of the holder, into shares of common stock, initially at a conversion rate of 480 shares (after the effects of share splits) of common stock for each EUR 51.13 principal amount of notes plus payment of an additional EUR 971.45, subject to adjustment in certain circumstances. Holders of these bonds have the right to exercise the conversion option in respect of 50% of notes held at the earliest two years after the initial offering and in respect of 100% of notes held after three years from the date of the initial offering. The right to convert expires at the end of the life of the bond. The conversion feature was not deemed to be beneficial at issuance.

Prior to January 1, 2002, an aggregate of EUR 315 convertible bonds had been converted into 2,952,960 shares of common stock, after adjusting for share splits during the years ended December 31, 2001 and 2000. During the year ended December 31, 2002, convertible bonds worth EUR 0.3 were converted into 2,880 shares of common stock. No bonds were converted to common stock in the year 2003 and 2004. As of December 31, 2004, AIXTRON had also repurchased convertible bonds amounting to EUR 2 at face value (December 31, 2003: EUR 2).

The remaining outstanding convertible bonds as of December 31, 2004 amounting to EUR 3, can be converted, at the option of the holders, into 25,440 shares of common stock through November 2007.

Notes

12. Pension Obligations

The Company had made pension plan commitments to two former members of the Executive Board of AIXTRON AG, who left office as of May 31, 2002. The pension plans are not secured by a pension fund.

The changes to pension obligations for the years ended December 31, 2004 and 2003 were as follows:

	2004	2003
Balance as of January 1	784	742
Income from reversal	(8)	0
Actuarial gain	(2)	(1)
Service cost	0	8
Interest expense	37	35

Balance as of December 31	811	784

The measurement date to determine the pension commitments is December, 31. Of the pension commitments as of December 31, 2004 and 2003, EUR 811 and EUR 776, respectively, relate to the former Executive Board members.

The calculation of pension commitments is based on the following assumptions concerning discounts rates and salary increases:

	Year ended December 31,
	2004	2003
Discount rate	5.0%	5.5%
Assumed future salary increase	0.0%	0.0%
Assumed future pension increase	1.5%	1.5%

Notes

Net pension expenditures recognized in the income statement are composed as follows:

	Year ended December 31,
	2004	2003
Income from reversal	(8)	0
Actual gain	(2)	(1)
Service cost	0	8
Interest expense	37	35

Net pension expense (income)	27	42

In the fiscal year 2004 AIXTRON made no pension payments. The estimated payments for the next 10 years will amount to EUR 0.

13. Capital Stock

Ordinary Shares

As of December 31, 2004 the Company had 129,657,262 authorized ordinary shares (after January 3, 2005: 129,658,703) of EUR 1.00 par value. As of December 31, 2004 and 2003, the Company had 64,831,512 ordinary shares issued and outstanding.

Authorized Share Capital (Genehmigtes Kapital)

By a resolution of September 30, 2004, the extraordinary meeting of the shareholders authorized the cancelation of the Authorized Share Capital I and the Authorized Share Capital II. Simultaneous with the cancelation the extraordinary meeting of the shareholders authorized the creation of a new Authorized Share Capital I and new Authorized Share Capital II. The charter amendment was registered in the commercial register on January 3, 2005. According to § 4 of the statutory the total amount of the Authorized Share Capital amounts EUR 32,415,756 (prior change of the statute: EUR 32,414,315).

The general meeting of the shareholders authorized AIXTRON’s Executive Board to increase, with the consent of the Supervisory Board, AIXTRON’s stated share capital at any time or from time to time on or before September 29, 2009 by up to EUR 27,000,000 against contributions in kind. The Executive Board is authorized, with consent of the Supervisory Board, to exclude the pre-emptive rights of existing shareholders to subscribe for any issue of new

Notes

Authorized Share Capital I shares. Before the change of the statutory the Authorized Share Capital I amounted in accordance with the resolution of May 22, 2002, EUR 25,931,452. to increase, with the consent of the Supervisory Board, the stated share capital at any time or from time to time on or before September 29, 2009, by up to EUR 5,415,756 by issuing new shares without par value against either cash contribution or contribution in kind (AUTHORIZED SHARE CAPITAL II). Under certain circumstances, the Executive Board is authorized to exclude, with the consent of the Supervisory Board, the preemptive rights of the existing shareholders to subscribe for any issue of new shares (Authorized Share Capital II). Before the change of the statutory the Authorized Share Capital II amounted in accordance with the resolution of May 22, 2002, EUR 6,482,863.

Stock Option Plans

The Company has two fixed option plans which reserve shares of common stock for issuance to members of the Executive Board, management and employees of the Company. The following is a description of these plans:

Stock Option Plan 1999

In May 1999, options were authorized to purchase 3,000,000 shares of common stock (after giving effect to capital increases, stock splits, and the euro conversion). The options become in equal instalments of 25% per year after the second anniversary of the date of grant, subject to certain conditions exercisable. Vested options are only permitted to be exercised when the performance of the AIXTRON stock exceeds the performance of the Technology AS Price Index (formerly the New Market Index) by at least 5% in the reference period or when the turnover reported by AIXTRON rises by at least 25% per year and the profit/revenue ratio is at least 12%. Regardless of fulfilment of these conditions, the stock options can be exercised when 15 years have elapsed. Under the terms of the 1999 plan, options are granted at prices equal to the average closing price over the last 20 trading days on the Frankfurt Stock Exchange before the grant date.

Notes

In 2002, options were granted with an exercise price slightly less than fair market value. Fair market value is determined based upon the closing trading price on the grant date. These grants were accounted for in accordance with APB No. 25 and the related expense for the period ended December 31, 2004 and 2003 of EUR 63 and EUR 86, respectively, were recorded in the statement of operations.

A total of 2,212,136 options to purchase common stock were outstanding under this plan as of December 31, 2004.

Stock Option Plan 2002

In May 2002, options were authorized to purchase 3,511,495 shares of common stock. The options become exercisable in equal instalments of 25% per year after the second anniversary of the date of grant. Options expire ten years from date of grant. Under the terms of the 2002 plan, options are granted at prices equal to the average closing price over the last 20 trading days on the Frankfurt Stock Exchange before the grant date, plus a premium of 20% over the average closing price. No grants were issued with a strike price less than fair market value. The grants were issued under this plan were accounted for in accordance with APB No. 25. A total of 2,042,195 options to purchase common stock were outstanding under this plan as of December 31, 2004.

Stock option transactions are summarized as follows:

	2004		2003
	Shares	Weighted average exercise price per share (EUR)	Shares	Weighted average exercise price per share (EUR)
Balance as of January 1	3,278,725	19.91	2,753,796	26.32
Granted	1,180,005	6.17	951,570	3.10
Forfeited	(204,399)	19.45	(426,641)	23.83

Balance as of December 31	4,254,331	16.12	3,278,725	19.91

Of which exercisable as of December 31	523,032	29.51	430,245	32.72

Notes

Information with respect to stock options outstanding at December 31, 2004 is as follows:

	Stock options, as of December 31, 2004
Exercise price (EUR)	Outstanding	Exercisable	Weighted average life to maturity (years)
3.10	877,170	0	8.5
6.17	1,165,025	0	9.5
7.48	841,180	0	12.5
18.70	406,824	406,824	9.5
26.93	499,300	0	11.5
67.39	464,832	116,208	10.5

	4,254,331	523,032

The weighted average life to maturity for all options outstanding is 10.2 years.

14. Commitments and Contingencies

Operating Leases

The Company leases certain office and plant facilities, office furniture and motor vehicles under various operating lease arrangements. Original non-cancellable lease terms typically are between one and 15 years. At December 31, 2004, minimum rental commitments under operating leases having initial or remaining non-cancellable terms in excess of one year were as follows:

Year ending December 31,
2005	655
2006	465
2007	397
2008	319
2009	263
Thereafter	1,179

Total minimum rental commitments	3,278

Aggregate rental expense for operating leases was EUR 746 and EUR 603 for the years ended December 31, 2004 and 2003, respectively.

Notes

Other Off-Balance Sheet Arrangements

Purchase commitments – At December 31, 2004, the Company had entered into purchase commitments with suppliers in the amount of EUR 7,761, for purchases within the next 12 months.

Capital expenditures – Commitments for capital expenditures at December 31, 2004 were EUR 0, for expenditures within the next 12 months.

Litigation

The Company is involved in various legal proceedings in the normal course of business. Management believes that resolution of these matters will not have a material adverse effect on the Company’s consolidated financial statements as a whole.

15. Financial Instruments and Risk Management

Derivatives

The Company uses forward exchange contracts to hedge certain operational cash flow exposures resulting from changes in foreign currency exchange rates anticipated to occur within the next 12 months. The Company enters into these foreign exchange contracts to hedge anticipated sales transactions in the normal course of business. The Company does not use such instruments for trading or speculative purposes.

The outstanding forward exchange contracts designated as fair value hedges amounting to a total of EUR 12,804 and EUR 12,520 were in existence at December 31, 2004 and 2003, respectively, with attributable values of EUR 833 and EUR 361, respectively. The changes in fair value have been recorded in the statement of operations as these contracts do not meet all the criteria of SFAS No. 133 in order to apply hedge accounting.

Notes

The outstanding forward exchange contracts designated as effective cash flow hedges are as follows:

At December 31, 2004	EUR
Notional amount	32,911
Fair value	30,795

2,116
Tax effect	792

Unrealized gain included in other comprehensive income	1,324

Unrealized gains on derivative financial instruments of EUR 1,324, net of tax of EUR 792, as of December 31, 2004, will be recognized in the income statement in fiscal 2005.

16. Other Operating Income

Other operating income comprises the following:

	Year ended December 31,
	2004	2003
	EUR	EUR
Foreign exchange gains	2,900	242
Research and Development Funding	2,551	1,677
Income from resolved contract obligations	2,965	0
Income from release of accruals	756	507
Other operating income	767	714

Total	9,939	3,140

Notes

17. Income Taxes

The income (loss) before income taxes and minority interests is distributed as follows:

	Year ended December 31,
	2004	2003
	EUR	EUR
Germany	7,985	(18,567)
Overseas	896	(6,913)

Total	8,881	(25,480)

Taxes on income comprise the following:

	Year ended December 31,
	2004	2003
Current income taxes:
Germany	880	(86)
Overseas	261	(859)

Total current	1,141	(945)

Deferred income taxes:
Germany	355	(5,641)
Overseas	291	(856)

Total deferred	646	(6,497)

Total	1,787	(7,442)

Notes

The Company’s effective tax rate differs from the statutory tax rate of Germany, which is currently 39.28%, which is composed of the domestic rate of corporation tax (including solidarity surcharge) and trade tax. The following table reconciles the statutory tax rate and the effective tax rate as shown in the statement of operations:

	Year ended December 31,
	2004	2003
	EUR	EUR
Tax charge (benefit) at statutory rate	3,488	(10,039)
Non-deductible expenses	78	529
Differences to foreign tax rates	(86)	435
Not accounting of deferred tax for accumulated losses	33	538
Utilization of accumulated losses	(91)	0
Other	(77)	(35)
Allowance of deferred taxes	363	0
Effects of effective permanent differences between tax reporting and financial reporting	(1,921)	1,130

Actual tax expense (benefit)	1,787	(7,442)

Effective tax rate	20.1%	29.2%

Notes

Deferred income tax reflects the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. The significant components of deferred income tax assets and liabilities were as follows:

	Year ended December 31,
	2004	2003
Deferred tax assets:
Corporate tax loss carry forward	7,006	7,991
Trade receivables	209	0
Deferred revenues	1,748	3,332
Accrued expenses and other liabilities	6	222
Inventories	1,126	419
Pension obligation	104	101
Foreign currency translation adjustments	44	47
Property, plant and equipment	150	0
Other	317	0

	10,710	12,112
Accumulated allowances	(1,548)	(1,016)

	9,162	11,096

Deferred tax liabilities:
Inventories	0	1,504
Accrued expenses and other liabilities	394	424
Trade receivables	12	34
Derivative instruments	1,031	1,050
Customer advances	460	504
Other	343	0

	2,240	3,516

Notes

Deferred tax assets (liabilities) are classified in the balance sheet as follows:

	Year ended December 31,
	2004	2003
Deferred tax assets – current	4,549	4,943
Deferred tax liabilities – current	(2,240)	(3,516)

Net deferred tax assets – current	2,309	1,427

Deferred tax assets – non-current	4,613	6,153

The current deferred tax assets resulting from net operating loss carry forwards relate to three subsidiaries of AIXTRON. The non-current deferred tax assets resulting from net operating loss carry forwards relate to AIXTRON AG. According to current legislation, tax losses in Germany may be carried forward indefinitely.

As of December 31, 2004, AIXTRON AG, has corporation tax carry forwards amounting to EUR 10,746, and trade tax loss carry forwards amounting to EUR 11,246. Management believes that it is rather likely that all domestic tax loss carry forwards will be offset by future taxable income. The Company has net operating loss carry forwards related to the foreign subsidiaries as of December 31, 2004 of EUR 8,729, and related deferred tax assets of EUR 2,690 (before valuation allowance).

The Company believes that realization of its deferred tax assets is dependent on the ability of the Company to generate taxable income in the future. Given the nature of the semiconductor equipment industry, past experience, and the tax jurisdictions where the Company has net operating loss carry forwards, the Company believes that there is currently insufficient evidence to substantiate recognition of a portion of the net deferred tax assets, with respect to net operating loss carry forwards. Accordingly, valuation allowances at December 31, 2004 and 2003 of EUR 1,548 and EUR 1,016, respectively, have been recorded against the deferred tax assets.

Notes

18. Net Income (Loss) Per Share

Basic net income (loss) per share is measured on the basis of the weighted-average number of common shares outstanding during the reporting period. Diluted net income (loss) per share is calculated on the basis of the weighted-average number of common shares outstanding plus potentially dilutive common shares resulting from the exercise of stock options under the stock option plan the conversion of outstanding convertible bonds.

The following table represents a reconciliation of net income (loss) and weighted average number of shares outstanding for purposes of calculating basic and diluted income (loss) per share:

	Year ended December 31,
	2004	2003
Basic weighted average number of common shares outstanding	64,831,512	64,831,512
Dilutive effect of stock options	0	0
Dilutive effect of convertible bonds	25,440	0

Diluted weighted average number of common shares outstanding	64,856,952	64,831,512

Basic net income (loss) per share	0.11	(0.28)
Diluted net income (loss) per share	0.11	(0.28)

The Company had securities outstanding which could potentially dilute basic net income (loss) per share in the future, but were excluded from the computation of diluted net income (loss) per share in the periods presented, as their effects would have been anti-dilutive. Such outstanding securities are detailed below:

	Year ended December 31,
	2004	2003
Stock options	4,254,331	3,256,716
Convertible bonds	0	25,440

	4,254,331	3,282,156

Notes

19. Subsequent Events

Acquisition of Genus, Inc.

On July 2, 2004 AIXTRON and Genus, Inc., Sunnyvale, California (“Genus”), announced their intention to merge. Genus is a supplier of Atomic Layer Deposition technology, which is required in the production of advanced semiconductors and hard disk drives. AIXTRON acquired all issued and outstanding Genus shares. Genus shareholders received 0.51 American Depositary Shares (“ADS”) of AIXTRON in exchange for each Genus common share. Each AIXTRON ADS represents one AIXTRON ordinary share. Based on the average value of AIXTRON’s shares during a period of two days before and after July 1, 2004 at EUR 5.84, the purchase price amounts to approximately EUR 145,812.

At the extraordinary meeting of shareholders on September 30, 2004, AIXTRON received the approval of the shareholders to amend the articles of association, to provide for the authorization of the Execution Board to increase the capital against contribution in kind with the approval of the Supervisory Board.

The approval of the charter amendment required the affirmative vote of more than 75% of the AIXTRON ordinary shares present. After the extraordinary shareholder meeting four contestation claims were filed with the register court in Aachen against the adoption of the resolution. By way of a court approved settlement, the plaintiffs settled with AIXTRON and withdrew their complaints. The resolution of the extraordinary meeting of shareholders was registered in the commercial register on January 3, 2005.

The United States Securities and Exchange Commission (SEC) declared the F-4 registration statement of AIXTRON AG effective on February 8, 2005. On March 10, 2005, the extraordinary meeting of shareholders of Genus, Inc. took place. The shareholders of Genus approved the merger pursuant to the laws of the State of California through the affirmative vote of holders of more than 50% of the issued and outstanding shares.

On March 12, 2005, the Executive Board of AIXTRON AG resolved with the approval of the Supervisory Board on March 13, 2005 to increase the authorized share capital by EUR 24,967,885 against contribution in kind. The Contribution in kind were all issued and outstanding shares of Genus, Inc.

The capital increase was registered with the commercial register on March 14, 2005. The admission authority of the Frankfurt Stock Exchange authorised the registration of the new shares to the regulated securities market of the Frankfurt Stock Exchange with a resolution of March 14, 2005 with additional sequential obligations (Prime Standard).

Notes

Since March 15, 2005 AIXTRON American Depository Shares (ADS, depository shares condensing AIXTRON’s underlying bearer ordinary shares) are traded on NASDAQ under the security identification AIXG.

Since March 16, 2005 the new shares are traded on the Frankfurt Stock Exchange.

Upon consummation of the transaction, the historic shareholders of AIXTRON held approximately 72% and the former shareholders of Genus, approximately 28% of AIXTRON AG.

20. Additional Information

a) Accounting and Valuation Methods which diverge from German Law

AIXTRON AG is obliged to prepare consolidated annual financial statements in accordance with the accounting rules of the German Commercial Code (HGB). Section 292a HGB grants an exception to this obligation in cases where the consolidated annual financial statements are prepared in accordance with internationally recognized accounting principles. The following accounting and valuation methods were applied which diverge from the German commercial law provisions:

•	revenue recognition,

•	prohibition of scheduled amortization of goodwill,

•	capitalization of deferred tax assets on tax loss carry-forwards,

•	foreign exchange translation of advance payments on orders at year-end exchange rates,

•	capitalization of currency futures contracts at market value,

•	valuation of pension accruals with regard to pension trends and interest rates in the market,

•	prohibition of revaluations of inventories,

•	prohibition of accounting accrued expenses,

•	presentation of interests of other shareholders as separate balance sheet item off common equity,

•	recording of staff costs arising from the granting of subscription rights to members of the Executive Board and employees of AIXTRON AG and also members of Management and employees of affiliated companies,

•	reporting of securities whose remaining term to maturity at the time of acquisition is up to 90 days under the item “Cash and Cash Equivalents”,

Notes

•	reporting differences on foreign currency conversion and the effective part of changes in market value which quality as cash-flow hedges under the equity item “Other Comprehensive Income”,

•	recording of transaction costs of acquisitions, which are expensed according to german HGB

b) Members of Executive Bodies

Executive Board

Paul Kent Hyland, Aachen, President and Chief Executive Officer

Christopher Charles Dodson, Aachen, Chief Financial Officer

Timothy McEntee, Aachen, Chief Operating Officer, Semiconductor Equipment

Stephen Duane Perry, Aachen, Chief Operating Officer, Global Service Operations

Dr. Bernd Schulte, Aachen, Chief Operating Officer, Compound Semiconductor Technologies

From April 1, 2005 the AIXTRON Executive Board consists of the following individuals:

Paul Kent Hyland, Aachen, President and Chief Executive Officer

Wolfgang Breme, Aachen, Executive Vice President and Chief Financial Officer

Dr. Bernd Schulte, Aachen, Executive Vice President and Chief Operating Officer

Supervisory Board

Dipl.-Kfm. Kim Schindelhauer, Aachen, businessman (Chairman)

Membership of Supervisory Boards and other supervisory bodies:

MEDION AG, Essen – Member of Supervisory Board –

Deutsches Aktieninstitut e.V, Frankfurt/Main – Chairman of the Board –

Dr. Holger Jürgensen, Aachen, physicist (Deputy Chairman)

Prof. Dr. Rudiger von Rosen, Frankfurt/Main, Deutsches Aktieninstitut e.V, Frankfurt/Main, Managing Director

Membership of Supervisory Boards and other supervisory bodies:

Mader Capital Resources AG – Deputy Chairman of Supervisory Board –

Notes

Dipl.-Kfm. Joachim Simmroß, Hanover, businessman

Membership of Supervisory Boards and other supervisory bodies:

technotrans AG, Sassenberg – Chairman of Supervisory Board –

Willy Vogel AG, Berlin – Chairman of Supervisory Board – (until Juli 2004)

WeHaCo Unternehmensbeteiligungs-Aktiengesellschaft, Hanover

– Member of Supervisory Board –

BAG-BiologischeAnalysensystemGmbH, Lich – Member of Advisory Commitee –

MTS Mikrowellen Technologie und Sensoren GmbH, Ottobrunn

– Member of Advisory Commitee –

KAPPA opto-electronics GmbH, Gleichen – Member of Advisory Commitee –

Commerz Unternehmensbeteiligungs-Aktiengesellschaft, Frankfurt/Main

– Member of Supervisory Board –

GBK Beteiligungen AG, Hamburg – Member of Supervisory Board –

HANNOVER Finanz GmbH, Hannover – Member of Advisory Commitee –

Karl-Hermann Kuklies, Duisburg, General Manager

KAWEK Beteiligungs-GmbH Verwaltungsgesellschaft, Duisburg

Prof. Dr. Wolfgang Blattchen, Leonberg, Chief Executive of Blättchen & Partner AG, Leonberg

Membership of Supervisory Boards and other supervisory bodies:

Marc O’Polo Holding AG, Stephanskirchen – Chairman of Supervisory Board –

Horváth AG, Stuttgart – Deputy Chairman of Supervisory Board –

Gardena AG, Ulm (before Green Holding AG, Ulm) – Chairman of Supervisory Board –

tec2b AG, Stuttgart – Chairman of Supervisory Board –

APCOA Parking AG, Leinfelden-Echterdingen – Chairman of Supervisory Board –

HAUBROK AG, Düsseldorf – Deputy Chairman of Supervisory Board –

c) Remuneration of Executive Board

The remuneration of the Executive Board for the financial year 2004 amounted to EUR 1,858 in total. The remuneration primarily includes fixed remuneration, a variable component and a component with a long-term-incentive effect. The fixed remuneration for the financial year 2004 amounted to EUR 1,286, the variable remuneration amounted EUR 572 and remuneration with long-term incentive effect EUR 0.

Notes

d) Remuneration of Supervisory Board

The remuneration of the Supervisory Board for the financial year 2004 amounted to EUR 90. The remuneration in the financial year 2004 consists solely of fixed remuneration.

e) Executive and Supervisory Board Shareholdings

As of December 31, 2004, the members of the Supervisory Board and the Executive Board held a total of 12,260 shares in AIXTRON AG.

f) Manpower

The average number of employees during the year under review was as follows:

	2004	2003
Sales and service	103	104
Research and development	147	117
Production	109	133
Administration	57	56

	416	410

g) Report on Declaration relating to the German Corporate Governance Code in accordance with Section 161 AktG

The Executive and Supervisory Boards have rendered the declaration of compliance in accordance with section 161 AktG and made this permanently available to shareholders on the Company’s web site www.AIXTRON.com.

Aachen, March 2005

AIXTRON Aktiengesellschaft, Aachen

The Executive Board

Report Of Independence Auditors

Auditor’s Opinion

“We have audited the consolidated annual financial statements prepared by AIXTRON Aktiengesellschaft (Company Limited by Shares), consisting of the balance sheet, income statement, flow of funds analysis, statement of shareholders’ equity, segment reporting and notes to the financial statements, for the business year from January 1, 2004 to December 31, 2004. The Company’s Executive Board is responsible for the preparation and content of the consolidated annual financial statements. Our responsibility is to express an opinion whether the consolidated annual financial statements comply with U.S. GAAP, based on the audit performed by us.

We conducted our audit of the consolidated annual financial statements in accordance with German auditing regulations and observing the generally accepted (German) auditing standards promulgated by the “Institut der Wirtschaftsprüfer”. Those standards require that we plan and perform the audit such that we can judge with sufficient assurance, whether the consolidated annual financial statements contain any material misstatements. Within the framework of the audit, we examine the evidence supporting the valuations and disclosures in the consolidated annual financial statements on a test basis. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated annual financial statements. We believe that our audit provides a sufficiently secure basis for our opinion.

In our opinion, the consolidated annual financial statements give a true and fair view of the net assets, financial position, results of operations and cash movements of the Group in accordance with U.S. GAAP.

Our audit, which also included the Group management report on the financial year from January 1, 2004 to December 31, 2004 prepared by the Executive Board, has not led to any reservations.

We are convinced that, on the whole, the Group management report provides a suitable understanding of the Company’s position and suitably presents the risks of future developments. We further confirm that the consolidated annual financial statements and the Group management report for the business year from January 1, 2004 to December 31, 2004 fulfill the conditions for the exemption of AIXTRON Aktiengesellschaft, Aachen, from the requirement to prepare consolidated annual financial statements and a Group management report according to German law.”

Hanover, March 29, 2005

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft

(Plath)	(ppa. Willner)
Public Auditor	Public Auditor

Contact Corporate Calendar 2005

Contact

AIXTRON AG

Investor Relations and

Corporate Communications

Kackertstraße 15–17

D-52072 Aachen, Germany

Phone:	+49 (241) 89 09-444
Fax:	+49 (241) 89 09-445
e-mail:	invest@aixtron.com
Internet:	www.aixtron.com

Corporate Calendar 2005

May 11	Q1 2005 Results

May 18	Annual General Meeting, Aachen

August 4	Q2 2005 Results

November 3	Q3 2005 Results

Imprint

Publisher

AIXTRON AG, Aachen, Germany

Conception and content

AIXTRON AG, Aachen, Germany

Design and production

SI Group GmbH

Wetzlar, Germany

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